Bangkok Bank
ธนาคารกรุงเทพ

RECEIVED

2009 DEC -1 P 12:58

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

November 16, 2009

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the audited financial statements for the 3rd quarter 2009 that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand (SET).

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

Yours sincerely,
Bangkok Bank Public Company Limited

[signature]

09047425

Ayuth Krishnamara
Executive Vice President

Tel. (662) 230-2365
Fax (662) 230-1573

cc. Mr. Surayut Thavikulwat, Senior Vice President

dlw 12/3

RECEIVED
2009 DEC -1 P 12:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Bangkok Bank Public Company Limited and its subsidiaries and the separate balance sheet of Bangkok Bank Public Company Limited as at September 30, 2009, and the related consolidated and separate statements of income for the quarter and nine-month period ended September 30, 2009, and the related consolidated and separate statements of changes in shareholders' equity and cash flows for the nine-month period ended September 30, 2009. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews. The consolidated and separate financial statements of the Bank for the quarter and nine-month period ended September 30, 2008, presented herein for comparison, were reviewed by another auditor of the same firm, whose review report thereon dated November 11, 2008, stated that nothing had come to his attention that caused him to believe that such consolidated and separate financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. The Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and separate financial statements as described in the first paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated and separate financial statements of the Bank for the year ended December 31, 2008 were audited in accordance with generally accepted auditing standards, by another auditor of the same firm, whose audit report thereon dated February 24, 2009, expressed an unqualified opinion. The consolidated and separate balance sheets as at December 31, 2008, presented herein for comparison, have been derived from such financial statements which were audited and reported on by such other auditor.

Permsak Wongpatcharapakorn
Certified Public Accountant (Thailand)
Registration No. 3427
DELOITTE TOUCHE TOHMATSU JAIYOS AUDIT CO., LTD.

BANGKOK
November 12, 2009

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

Baht : '000

	Note	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		September 30, 2009 (Unaudited)	December 31, 2008	September 30, 2009 (Unaudited)	December 31, 2008
ASSETS					
CASH		28,966,167	41,505,777	28,869,129	41,413,640
INTERBANK AND MONEY MARKET ITEMS					
Domestic items					
Interest bearing		123,401,649	11,958,446	122,243,243	11,242,816
Non-interest bearing		13,838,727	5,802,222	13,785,604	5,775,055
Foreign items					
Interest bearing		78,777,302	87,323,172	75,566,184	84,013,533
Non-interest bearing		21,977,321	33,813,574	21,814,786	33,360,303
Total interbank and money market items, net		237,994,999	138,897,414	233,409,817	134,391,707
INVESTMENTS	4.2				
Current investments, net		118,485,291	120,742,513	117,731,545	119,648,871
Long-term investments, net		208,214,146	162,697,991	206,472,231	160,841,014
Investments in subsidiaries and associated companies, net		541,915	400,896	6,010,901	5,967,911
Total investments, net		327,241,352	283,841,400	330,214,677	286,457,796
LOANS AND ACCRUED INTEREST RECEIVABLE	4.3				
Loans		1,100,706,254	1,181,217,132	1,090,586,856	1,171,716,239
Accrued interest receivable		1,794,081	3,405,638	1,772,440	3,390,628
Total loans and accrued interest receivable		1,102,500,335	1,184,622,770	1,092,359,296	1,175,106,867
Less Allowance for doubtful accounts		(59,453,115)	(53,980,194)	(58,822,399)	(53,397,708)
Less Revaluation allowance for debt restructuring		(4,843,550)	(6,370,495)	(4,843,550)	(6,370,495)
Total loans and accrued interest receivable, net		1,038,203,670	1,124,272,081	1,028,693,347	1,115,338,664
PROPERTIES FOR SALE, NET		35,331,587	35,980,627	28,682,443	29,619,628
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES		349,312	492,888	349,312	492,888
PREMISES AND EQUIPMENT, NET		30,047,335	30,822,507	29,867,690	30,617,003
DERIVATIVE REVALUATION		8,829,332	9,477,789	8,813,046	9,466,665
OTHER ASSETS, NET		10,453,323	11,820,675	10,190,891	12,045,520
TOTAL ASSETS		1,717,417,077	1,677,111,158	1,699,090,352	1,659,843,511

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
BALANCE SHEETS (CONTINUED)
AS AT SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

Baht : '000

	Note	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
LIABILITIES AND SHAREHOLDERS' EQUITY		September 30, 2009 (Unaudited)	December 31, 2008	September 30, 2009 (Unaudited)	December 31, 2008
DEPOSITS					
Deposits in Baht		1,231,111,059	1,201,005,321	1,231,094,194	1,202,286,347
Deposits in foreign currencies		115,462,469	121,282,116	102,450,633	109,190,368
Total deposits		1,346,573,528	1,322,287,437	1,333,544,827	1,311,476,715
INTERBANK AND MONEY MARKET ITEMS					
Domestic items					
Interest bearing		18,075,441	12,180,444	19,034,708	12,602,103
Non-interest bearing		3,560,972	4,659,954	3,301,846	4,567,033
Foreign items					
Interest bearing		37,704,379	36,122,222	37,069,504	32,691,583
Non-interest bearing		4,857,124	2,936,791	4,917,502	3,023,639
Total interbank and money market items		64,197,916	55,899,411	64,323,560	52,884,358
LIABILITIES PAYABLE ON DEMAND		6,758,010	5,449,818	6,730,981	5,425,272
BORROWINGS	4.4				
Short-term borrowings		60,850,124	59,833,857	61,150,124	58,934,809
Long-term borrowings		8,668,768	9,293,587	8,668,768	9,293,587
Total borrowings		69,518,892	69,127,444	69,818,892	68,228,396
BANK'S LIABILITIES UNDER ACCEPTANCES		349,312	492,888	349,312	492,888
PROVISIONS FOR CONTINGENCIES		4,321,290	4,106,244	4,321,290	4,106,244
DERIVATIVE REVALUATION		6,836,921	15,189,633	6,819,093	15,174,093
OTHER LIABILITIES		27,935,082	28,955,268	24,687,043	28,878,224
TOTAL LIABILITIES		1,526,490,951	1,501,508,143	1,510,594,998	1,486,666,190

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

Baht : '000

	Note	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		September 30, 2009 (Unaudited)	December 31, 2008	September 30, 2009 (Unaudited)	December 31, 2008
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)					
SHAREHOLDERS' EQUITY					
SHARE CAPITAL	4.5				
Registered share capital					
1,655,000 preferred shares of Baht 10 each		16,550	16,550	16,550	16,550
3,998,345,000 ordinary shares of Baht 10 each		39,983,450	39,983,450	39,983,450	39,983,450
Issued and paid-up share capital					
1,908,842,894 ordinary shares of Baht 10 each		19,088,429	19,088,429	19,088,429	19,088,429
PREMIUM ON ORDINARY SHARE CAPITAL		56,346,232	56,346,232	56,346,232	56,346,232
UNREALIZED INCREMENT PER LAND APPRAISAL		10,191,315	10,191,315	10,191,315	10,191,315
UNREALIZED INCREMENT PER PREMISES APPRAISAL		4,818,328	5,493,374	4,818,328	5,493,374
UNREALIZED GAINS ON INVESTMENTS		12,558,299	5,886,724	12,577,432	5,866,700
FOREIGN EXCHANGE ADJUSTMENT		(1,995,148)	(1,566,131)	(1,359,869)	(1,107,236)
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE		45,400	45,400	-	-
RETAINED EARNINGS	4.7				
Appropriated					
Legal reserve		14,000,000	13,000,000	14,000,000	13,000,000
Others		56,500,000	46,500,000	56,500,000	46,500,000
Unappropriated		18,732,544	19,987,235	16,333,487	17,798,507
TOTAL		190,285,399	174,972,578	188,495,354	173,177,321
MINORITY INTEREST		640,727	630,437	-	-
TOTAL SHAREHOLDERS' EQUITY		190,926,126	175,603,015	188,495,354	173,177,321
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,717,417,077	1,677,111,158	1,699,090,352	1,659,843,511
OFF-BALANCE SHEET ITEMS-CONTINGENCIES	4.8				
AVALS TO BILLS AND GUARANTEES OF LOANS		7,093,054	6,243,315	6,919,073	6,029,008
LIABILITY UNDER UNMATURED IMPORT BILLS		10,761,194	10,555,000	10,630,216	10,424,147
LETTERS OF CREDIT		28,409,761	26,113,156	28,280,328	25,909,639
OTHER CONTINGENCIES		995,271,334	1,006,601,570	990,397,660	1,004,071,599

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30, 2009 AND 2008

(Unaudited)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2009	2008	2009	2008
INTEREST AND DIVIDEND INCOME				
Interest on loans	12,451,426	16,721,325	12,346,843	16,572,087
Interest on interbank and money market items	741,167	1,157,828	714,887	1,122,066
Investments	2,121,357	2,544,198	2,106,929	2,530,566
Total interest and dividend income	15,313,950	20,423,351	15,168,659	20,224,719
INTEREST EXPENSES				
Interest on deposits	2,401,490	5,954,068	2,325,875	5,869,986
Interest on interbank and money market items	210,163	60,196	204,684	31,650
Interest on short-term borrowings	234,770	541,459	232,667	534,715
Interest on long-term borrowings	361,465	356,156	361,465	356,156
Total interest expenses	3,207,888	6,911,879	3,124,691	6,792,507
NET INTEREST AND DIVIDEND INCOME	12,106,062	13,511,472	12,043,968	13,432,212
BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL)	1,978,169	(4,378,733)	1,958,102	(4,350,237)
LOSS ON DEBT RESTRUCTURING (REVERSAL)	(54,303)	5,417,028	(54,303)	5,417,028
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	10,182,196	12,473,177	10,140,169	12,365,421
NON-INTEREST INCOME				
Loss on investments	(12,288)	(2,518,447)	(14,780)	(2,518,158)
Gain on equity	23,705	21,692	-	-
Fees and service income				
Acceptances, aval and guarantees	21,537	23,857	21,537	23,857
Others	5,403,022	4,551,892	5,000,405	4,314,230
Gain on exchange	960,984	1,052,733	950,988	1,037,785
Gain on disposal of assets	203,972	249,291	204,662	247,351
Other income	224,775	149,904	223,718	137,465
Total non-interest income	6,825,707	3,530,922	6,386,530	3,242,530
NON-INTEREST EXPENSES				
Personnel expenses	3,696,631	3,465,895	3,496,567	3,333,225
Premises and equipment expenses	1,780,417	1,744,782	1,738,277	1,703,574
Taxes and duties	613,606	772,564	593,025	733,747
Fees and service expenses	1,131,517	977,045	1,113,041	945,290
Directors' remuneration	18,373	18,587	16,200	16,950
Contributions to the Financial Institutions Development Fund and the Deposit Protection Fund	1,228,242	1,193,137	1,228,242	1,193,137
Other expenses	1,029,347	1,516,467	982,471	1,487,181
Total non-interest expenses	9,498,133	9,688,477	9,167,823	9,413,104
INCOME BEFORE INCOME TAX	7,509,770	6,315,622	7,358,876	6,194,847
INCOME TAX EXPENSES	2,398,211	1,979,351	2,356,464	1,982,948
NET INCOME	5,111,559	4,336,271	5,002,412	4,211,899
ATTRIBUTABLE TO				
Equity holders of the Bank	5,068,823	4,315,648	5,002,412	4,211,899
Minority interest	42,736	20,623	-	-
	5,111,559	4,336,271	5,002,412	4,211,899
BASIC EARNINGS PER SHARE (BAHT)	2.66	2.26	2.62	2.21
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (THOUSAND SHARES)	1,908,843	1,908,843	1,908,843	1,908,843

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2008

(Unaudited)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2009	2008	2009	2008
INTEREST AND DIVIDEND INCOME				
Interest on loans	40,880,475	46,955,771	40,578,536	46,542,171
Interest on interbank and money market items	2,088,972	4,085,972	2,006,208	3,918,897
Investments	6,757,465	8,723,822	6,831,884	8,777,434
Total interest and dividend income	49,726,912	59,765,565	49,416,628	59,238,502
INTEREST EXPENSES				
Interest on deposits	9,759,422	17,486,136	9,522,444	17,243,134
Interest on interbank and money market items	653,654	780,544	633,669	641,516
Interest on short-term borrowings	1,233,924	1,029,861	1,212,323	1,024,968
Interest on long-term borrowings	1,095,400	1,043,142	1,095,400	1,043,142
Total interest expenses	12,742,400	20,339,683	12,463,836	19,952,760
NET INTEREST AND DIVIDEND INCOME	36,984,512	39,425,882	36,952,792	39,285,742
BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL)	7,238,477	(567,823)	7,182,429	(682,523)
LOSS ON DEBT RESTRUCTURING (REVERSAL)	(1,306,813)	4,757,200	(1,306,813)	4,757,200
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	31,052,848	35,236,505	31,077,176	35,211,065
NON-INTEREST INCOME				
Gain (loss) on investments	337,328	(2,788,234)	325,044	(2,785,341)
Gain on equity	175,174	81,165	-	-
Fees and service income				
Acceptances, aval and guarantees	72,125	70,344	72,125	70,344
Others	14,967,035	13,885,175	13,998,338	13,013,668
Gain on exchange	2,951,973	3,295,818	2,920,297	3,254,289
Gain on disposal of assets	641,848	924,197	579,395	915,525
Other income	598,831	365,358	573,844	340,226
Total non-interest income	19,744,314	15,833,823	18,469,043	14,808,711
NON-INTEREST EXPENSES				
Personnel expenses	11,047,654	10,362,577	10,530,055	9,925,299
Premises and equipment expenses	5,658,050	5,263,922	5,534,269	5,133,264
Taxes and duties	1,961,975	2,259,012	1,932,571	2,181,084
Fees and service expenses	3,234,059	2,950,430	3,178,326	2,892,773
Directors' remuneration	64,299	65,365	58,200	60,700
Contributions to the Financial Institutions Development Fund and the Deposit Protection Fund	3,606,446	3,582,195	3,606,446	3,582,195
Other expenses	3,303,245	4,196,434	3,172,240	4,105,894
Total non-interest expenses	28,875,728	28,679,935	28,012,107	27,881,209
INCOME BEFORE INCOME TAX	21,921,434	22,390,393	21,534,112	22,138,567
INCOME TAX EXPENSES	7,037,787	7,347,615	6,947,649	7,281,146
NET INCOME	14,883,647	15,042,778	14,586,463	14,857,421
ATTRIBUTABLE TO				
Equity holders of the Bank	14,796,792	14,975,118	14,586,463	14,857,421
Minority interest	86,855	67,660	-	-
	14,883,647	15,042,778	14,586,463	14,857,421
BASIC EARNINGS PER SHARE (BAHT)	7.75	7.85	7.64	7.78
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (THOUSAND SHARES)	1,908,843	1,908,843	1,908,843	1,908,843

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2008

(Unaudited)

Baht : '000

CONSOLIDATED FINANCIAL STATEMENTS

	Note	Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Unrealized Gains on Investments	Foreign Exchange Adjustment	Unrealized Gains Resulting from the Sale of Shares of a Subsidiary to the Public in Excess of Book Value	Retained Earnings Appropriated Legal Reserve	Retained Earnings Appropriated Others	Retained Earnings Unappropriated	Total equity attributable to the Bank's shareholders	Minority Interest	Total
Balance as at January 1, 2008		19,088,429	56,346,232	10,192,264	6,398,381	11,782,574	(1,938,657)	45,400	12,000,000	36,500,000	15,564,819	165,979,442	657,497	166,636,939
Unrealized increment per premises appraisal decrease		-	-	-	(677,519)	-	-	-	-	-	-	(677,519)	-	(677,519)
Unrealized gains on investments decrease		-	-	-	-	(6,476,268)	-	-	-	-	-	(6,476,268)	(185)	(6,476,453)
Foreign exchange adjustment		-	-	-	-	-	121,130	-	-	-	-	121,130	-	121,130
Gains (losses) recognised in equity		-	-	-	(677,519)	(6,476,268)	121,130	-	-	-	-	(7,032,657)	(185)	(7,032,842)
Net income		-	-	-	-	-	-	-	-	-	14,975,118	14,975,118	67,660	15,042,778
Total recognised gains (losses) for the period		-	-	-	(677,519)	(6,476,268)	121,130	-	-	-	14,975,118	7,942,461	67,475	8,009,936
Depreciation of building appraisal		-	-	-	-	-	-	-	-	-	677,519	677,519	-	677,519
Appropriation for previous year														
Dividend paid	4.7	-	-	-	-	-	-	-	-	-	(3,817,686)	(3,817,686)	-	(3,817,686)
Legal reserve	4.7	-	-	-	-	-	-	-	500,000	-	(500,000)	-	-	-
Others	4.7	-	-	-	-	-	-	-	-	5,000,000	(5,000,000)	-	-	-
Appropriation for current year														
Dividend paid	4.7	-	-	-	-	-	-	-	-	-	(1,908,843)	(1,908,843)	(105,841)	(2,014,684)
Legal reserve	4.7	-	-	-	-	-	-	-	500,000	-	(500,000)	-	-	-
Others	4.7	-	-	-	-	-	-	-	-	5,000,000	(5,000,000)	-	-	-
Balance as at September 30, 2008		19,088,429	56,346,232	10,192,264	5,720,862	5,306,306	(1,817,527)	45,400	13,000,000	46,500,000	14,490,927	168,872,893	619,131	169,492,024
												-		-
Balance as at January 1, 2009		19,088,429	56,346,232	10,191,315	5,493,374	5,886,724	(1,566,131)	45,400	13,000,000	46,500,000	19,987,235	174,972,578	630,437	175,603,015
Unrealized increment per premises appraisal decrease		-	-	-	(675,046)	-	-	-	-	-	-	(675,046)	-	(675,046)
Unrealized gains on investments increase (decrease)		-	-	-	-	6,671,575	-	-	-	-	-	6,671,575	(551)	6,671,024
Foreign exchange adjustment		-	-	-	-	-	(429,017)	-	-	-	-	(429,017)	-	(429,017)
Gains (losses) recognised in equity		-	-	-	(675,046)	6,671,575	(429,017)	-	-	-	-	5,567,512	(551)	5,566,961
Net income		-	-	-	-	-	-	-	-	-	14,796,792	14,796,792	86,855	14,883,647
Total recognised gains (losses) for the period		-	-	-	(675,046)	6,671,575	(429,017)	-	-	-	14,796,792	20,364,304	86,304	20,450,608
Depreciation of building appraisal		-	-	-	-	-	-	-	-	-	675,046	675,046	-	675,046
Appropriation for previous year														
Dividend paid	4.7	-	-	-	-	-	-	-	-	-	(3,817,686)	(3,817,686)	-	(3,817,686)
Legal reserve	4.7	-	-	-	-	-	-	-	500,000	-	(500,000)	-	-	-
Others	4.7	-	-	-	-	-	-	-	-	5,000,000	(5,000,000)	-	-	-
Appropriation for current year														
Dividend paid	4.7	-	-	-	-	-	-	-	-	-	(1,908,843)	(1,908,843)	(76,014)	(1,984,857)
Legal reserve	4.7	-	-	-	-	-	-	-	500,000	-	(500,000)	-	-	-
Others	4.7	-	-	-	-	-	-	-	-	5,000,000	(5,000,000)	-	-	-
Balance as at September 30, 2009		19,088,429	56,346,232	10,191,315	4,818,328	12,558,299	(1,995,148)	45,400	14,000,000	56,500,000	18,732,544	190,285,399	640,727	190,926,126

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2008

(Unaudited)

Baht : '000

SEPARATE FINANCIAL STATEMENTS

	Note	Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Unrealized Gains on Investments	Foreign Exchange Adjustment	Retained Earnings Appropriated Legal Reserve	Retained Earnings Appropriated Others	Retained Earnings Unappropriated	Total
Balance as at January 1, 2008		19,088,429	56,346,232	10,192,264	6,398,381	11,782,900	(1,492,458)	12,000,000	36,500,000	13,575,880	164,391,628
Unrealized increment per premises appraisal decrease		-	-	-	(677,519)	-	-	-	-	-	(677,519)
Unrealized gains on investments decrease		-	-	-	-	(6,446,224)	-	-	-	-	(6,446,224)
Foreign exchange adjustment		-	-	-	-	-	218,904	-	-	-	218,904
Gains (losses) recognised in equity		-	-	-	(677,519)	(6,446,224)	218,904	-	-	-	(6,904,839)
Net income		-	-	-	-	-	-	-	-	14,857,421	14,857,421
Total recognised gains (losses) for the period		-	-	-	(677,519)	(6,446,224)	218,904	-	-	14,857,421	7,952,582
Depreciation of building appraisal		-	-	-	-	-	-	-	-	677,519	677,519
Appropriation for previous year											
Dividend paid	4.7	-	-	-	-	-	-	-	-	(3,817,686)	(3,817,686)
Legal reserve	4.7	-	-	-	-	-	-	500,000	-	(500,000)	-
Others	4.7	-	-	-	-	-	-	-	5,000,000	(5,000,000)	-
Appropriation for current year											
Dividend paid	4.7	-	-	-	-	-	-	-	-	(1,908,843)	(1,908,843)
Legal reserve	4.7	-	-	-	-	-	-	500,000	-	(500,000)	-
Others	4.7	-	-	-	-	-	-	-	5,000,000	(5,000,000)	-
Balance as at September 30, 2008		19,088,429	56,346,232	10,192,264	5,720,862	5,336,676	(1,273,554)	13,000,000	46,500,000	12,384,291	167,295,200
Balance as at January 1, 2009		19,088,429	56,346,232	10,191,315	5,493,374	5,866,700	(1,107,236)	13,000,000	46,500,000	17,798,507	173,177,321
Unrealized increment per premises appraisal decrease		-	-	-	(675,046)	-	-	-	-	-	(675,046)
Unrealized gains on investments increase		-	-	-	-	6,710,732	-	-	-	-	6,710,732
Foreign exchange adjustment		-	-	-	-	-	(252,633)	-	-	-	(252,633)
Gains (losses) recognised in equity		-	-	-	(675,046)	6,710,732	(252,633)	-	-	-	5,783,053
Net income		-	-	-	-	-	-	-	-	14,586,463	14,586,463
Total recognised gains (losses) for the period		-	-	-	(675,046)	6,710,732	(252,633)	-	-	14,586,463	20,369,516
Depreciation of building appraisal		-	-	-	-	-	-	-	-	675,046	675,046
Appropriation for previous year											
Dividend paid	4.7	-	-	-	-	-	-	-	-	(3,817,686)	(3,817,686)
Legal reserve	4.7	-	-	-	-	-	-	500,000	-	(500,000)	-
Others	4.7	-	-	-	-	-	-	-	5,000,000	(5,000,000)	-
Appropriation for current year											
Dividend paid	4.7	-	-	-	-	-	-	-	-	(1,908,843)	(1,908,843)
Legal reserve	4.7	-	-	-	-	-	-	500,000	-	(500,000)	-
Others	4.7	-	-	-	-	-	-	-	5,000,000	(5,000,000)	-
Balance as at September 30, 2009		19,088,429	56,346,232	10,191,315	4,818,328	12,577,432	(1,359,869)	14,000,000	56,500,000	16,333,487	188,495,354

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2008

(Unaudited)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2009	2008	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES				
Income before income tax	21,921,434	22,390,393	21,534,112	22,138,567
Items to reconcile income before income tax				
to cash received (paid) from operating activities				
Depreciation and amortization expenses	2,532,683	2,520,140	2,488,607	2,479,170
Bad debt and doubtful accounts (reversal)	7,238,477	(567,823)	7,182,429	(682,523)
Loss on debt restructuring (reversal)	(1,306,813)	4,757,200	(1,306,813)	4,757,200
Gain on foreign exchange	(966,892)	(805,953)	(964,018)	(802,112)
Amortization of discount on investment in debt securities	(33,461)	(1,373,260)	(36,574)	(1,368,620)
Unrealized loss on revaluation of trading securities	92,073	26,758	92,479	25,890
Unrealized loss on transfer of investments	106,455	64,066	106,455	64,066
Gain on disposal of securities for investments	(677,850)	(1,338,609)	(668,738)	(1,338,490)
Loss on impairment of investments	182,441	4,145,227	182,510	4,145,227
Gain on equity	(175,174)	(81,165)	-	-
Dividend income from associated companies	77,145	11,001	-	-
Loss on impairment of properties for sale	465,846	486,102	426,873	484,680
Gain on disposal of premises, equipment and leasehold	(16,805)	(12,326)	(16,907)	(11,147)
Loss on impairment of premises and equipment	-	1,133	-	1,133
Loss on impairment of other assets	50,761	546,834	50,761	546,834
Loss on redemption prior to the maturity of subordinated bonds	-	567	-	567
Provisions for contingencies expenses	215,046	435,440	215,046	435,440
Interest and dividend income	(49,726,912)	(59,765,565)	(49,416,628)	(59,238,502)
Interest expenses	12,742,400	20,339,683	12,463,836	19,952,760
Proceeds from interest and dividend income	51,799,780	60,879,636	51,503,793	60,356,414
Interest expenses paid	(16,072,708)	(23,781,083)	(15,815,729)	(23,417,929)
Increase in other accrued receivables	(31,692)	(36,841)	(629)	(544)
Increase in other accrued expenses	981,908	1,038,975	891,094	997,559
Income from operations before changes in operating assets and liabilities	29,398,142	29,880,530	28,911,959	29,525,640
Decrease (increase) in operating assets				
Interbank and money market items	(99,470,787)	19,487,507	(99,403,013)	13,603,369
Securities purchased under resale agreements	-	10,200,000	-	10,200,000
Current investments - trading securities	(11,035,228)	(19,268,155)	(11,253,199)	(19,143,783)
Loans	76,739,571	(152,143,024)	77,345,813	(148,881,971)
Properties for sale	2,486,886	4,615,964	2,843,305	4,162,005
Other assets	1,784,994	(4,375,854)	2,247,225	(4,130,439)

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2008

(Unaudited)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2009	2008	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Increase (decrease) in operating liabilities				
Deposits	24,286,092	13,296,171	22,068,111	12,980,087
Interbank and money market items	8,298,504	3,158,991	11,439,202	5,114,804
Liabilities payable on demand	1,308,192	408,212	1,305,709	512,602
Short - term borrowings	1,041,005	32,842,744	2,205,050	32,702,610
Other liabilities	(4,716,375)	7,465,833	(7,708,720)	7,979,894
Cash provided by (used in) operating activities before income tax	30,120,996	(54,431,081)	30,001,442	(55,375,182)
Income tax paid	(8,398,492)	(9,947,055)	(8,251,337)	(9,765,838)
Net cash provided by (used in) operating activities	21,722,504	(64,378,136)	21,750,105	(65,141,020)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available-for-sale securities	(151,845,598)	(80,498,990)	(149,201,797)	(79,640,918)
Proceeds from disposal of available-for-sale securities	129,618,748	106,022,021	126,617,807	105,910,824
Purchase of held-to-maturity debt securities	(32,991,471)	(12,103,441)	(27,307,006)	(6,428,531)
Proceeds from redemption of held-to-maturity debt securities	28,657,787	49,417,491	23,193,787	43,489,330
Purchase of general investments	(1,410,004)	(2,172,871)	(1,402,204)	(2,172,871)
Proceeds from disposal of general investments	1,336,894	1,010,668	1,336,894	1,010,668
Purchase of investments in associated companies	(42,990)	-	(42,990)	-
Proceeds from disposal of investments in associated companies	-	80,000	-	80,000
Purchase of premises, equipment and leasehold	(1,756,645)	(2,404,811)	(1,737,107)	(2,334,038)
Proceeds from disposal of premises, equipment and leasehold	17,288	37,252	17,260	36,039
Net cash provided by (used in) investing activities	(28,415,991)	59,387,319	(28,525,356)	59,950,503
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash paid for redemption prior to the maturity of subordinated bonds	-	(6,434)	-	(6,434)
Increase (decrease) in borrowings	(26,185)	63,727	(26,185)	63,727
Dividend paid	(5,726,529)	(5,726,529)	(5,726,529)	(5,726,529)
Dividend paid for minority interest	(76,014)	(105,841)	-	-
Net cash used in financing activities	(5,828,728)	(5,775,077)	(5,752,714)	(5,669,236)
Effect on cash due to changes in the exchange rates	(17,395)	6,622	(16,546)	10,936
Net decrease in cash and cash equivalents	(12,539,610)	(10,759,272)	(12,544,511)	(10,848,817)
Cash and cash equivalents as at January 1,	41,505,777	35,715,065	41,413,640	35,655,288
Cash and cash equivalents as at September 30,	28,966,167	24,955,793	28,869,129	24,806,471

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
FOR THE QUARTERS AND THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2008
(UNAUDITED)

1. REGULATORY REQUIREMENTS

The Bank is subject to various capital and regulatory requirements administered by the Bank of Thailand (BOT). Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance sheet items calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and other factors. The Bank believes that as at September 30, 2009 and December 31, 2008, the Bank complied with all capital adequacy requirements. However, these capital and regulatory requirements are subject to change by the BOT.

In January 2004, the Ministry of Finance and the Bank of Thailand announced the Financial Sector Master Plan defining the framework for the financial services industry and the types of financial institutions. In accordance with the said announcement, the Bank submitted a plan in July 2004 to the Bank of Thailand, for approval by the Ministry of Finance, to sell the shares in Bualuang Finance Company Limited to Asia Credit Public Company Limited which had applied for a full banking license.

Following approval from the Ministry of Finance for Asia Credit Public Company Limited to establish a commercial bank in December 2004, the Bank sold all the shares held in Bualuang Finance Company Limited to Asia Credit Public Company Limited in April 2005. In this regard, the Bank must reduce the shareholding in Asia Credit Public Company Limited according the timeframe set by the Ministry of Finance.

In September 2005, the Bank reduced the shareholding in Asia Credit Public Company Limited such that Company is no longer an associated company and the remaining investment was transferred to investments in available-for-sale securities and general investments portfolio.

In December 2005, Asia Credit Public Company Limited was granted a commercial banking license from the Ministry of Finance and was renamed ACL Bank Public Company Limited.

In November 2006, the Bank exercised the right to convert the preferred shares in ACL Bank Public Company Limited into common shares. The Bank classified the entire investment in the common shares of the company as available-for-sale securities.

In December 2006, the Bank requested for approval to extend the timeframe for the reduction of the shareholding in ACL Bank Public Company Limited, which was due for execution in that month. The timeframe was extended to June 30, 2007. In June 2007, the Bank requested for another approval for further extension of that portion due for execution in that month. The Ministry of Finance did not approve the request and required the Bank to reduce the remaining shareholding by December 2007 in accordance with previous conditions.

In December 2007, the Bank requested for approval to extend the timeframe for the reduction of all the remaining shareholding aforementioned. In March 2008, the Ministry of Finance had considered but not approved such request, and required the Bank to dispose of the said shares expeditiously.

In September 2009, the Bank has entered into an agreement to sell all of its holding of 306,264,561 shares of ACL Bank Public Company Limited (ACL), representing 19.26% of ACL shares outstanding. The sale transaction will take place at the same price and time as the Voluntary Tender Offer that Industrial and Commercial Bank of China Limited (ICBC) has announced that it intends to make for ACL shares. ICBC has also notified us that the Voluntary Tender Offer shall only be made upon ICBC obtaining relevant governmental, regulatory and shareholder approvals, and the Voluntary Tender Offer is subject to certain conditions including ICBC acquiring at least 51% of all the issued shares of ACL.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND THE SEPARATE FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world.

2.1 The interim consolidated and the interim separate financial statements has been presented in accordance with the regulations of the Stock Exchange of Thailand (SET) regarding the Basis, Conditions and Procedures for the Preparation and Submission of Financial Statements Position and Results of Operations of Listed Companies B.E. 2544 dated January 22, 2001, and with the BOT's Notification regarding the Preparation and Announcement of Financial Statements of Commercial Banks and Parent Companies of Financial Holding Groups dated August 3, 2008.

Certain financial information which is normally included in financial statements prepared in accordance with Generally Accepted Accounting Principles (GAAP), but which is not required for interim reporting purposes, has been omitted. The aforementioned interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2008.

The results of operations for the quarters and the nine-month periods ended September 30, 2009 and 2008 are not necessarily indicative of the operating results anticipated for the full years.

The preparation of the financial statements in conformity with GAAP also requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting quarter. The actual results may differ from those estimates.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The financial statements are

prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 New or revised accounting standards and financial reporting standards

2.2.1 The Federation of Accounting Professions has issued the Notification of Federation of Accounting Professions No. 12/2552 dated May 15, 2009 regarding the renumbering of the Thai Accounting Standards (TAS) and the Thai Financial Reporting Standards (TFRS) to be equivalent to the International Accounting Standards (IAS) and the International Financial Reporting Standards (IFRS). The disclosure of new number of TAS and TFRS in the financial statements for the quarters and the nine-month periods ended September 30, 2009 and 2008 have been used in accordance with such Notification.

2.2.2 Accounting standards and financial reporting standards to be applied for the financial statements of periods beginning on or after January 1, 2009, that are relevant to the Bank are as follows :

- TAS 36 (Revised 2007) regarding Impairment of Assets
- TFRS 5 (Revised 2007) regarding Non-Current Assets Held for Sale and Discontinued Operations (previously No. 54)

The Bank has adopted the above accounting standards and financial reporting standards which have no material impact on the Bank's financial statements.

2.2.3 The Federation of Accounting Professions has issued the Notification of Federation of Accounting Professions No. 16/2552 dated May 21, 2009 regarding the accounting standards that have been announced in the Royal Gazette, but not yet in effective in 2009 as follows:

2.2.3.1 Revised accounting standards to be applied for the financial statements of the periods beginning on or after January 1, 2011, which will supersede the previously issued accounting standards are as follows :

- Accounting Framework (Revised 2007)
- TAS 24 (Revised 2007) regarding Related Party Disclosures (previously No. 47)

2.2.3.2 The new accounting standard to be applied for the financial statements of the periods beginning on or after January 1, 2011 is TAS 40 regarding Investment Property.

2.2.3.3 The new accounting standard to be applied for the financial statements of the periods beginning on or after January 1, 2012 is TAS 20 regarding Accounting for Government Grants and Disclosure of Government Assistance.

The Bank has considered the impact of the above accounting standards and determined that they will have no material impact on the Bank's financial statements in the period of initial application.

2.3 The interim consolidated financial statements for the quarters and the nine-month periods ended September 30, 2009 and 2008, included the accounts of all branches of the Bank and its five subsidiaries based on the reviewed financial statements of these companies except for the financial statements of BBL Asset Management Company Limited which were unreviewed, and the consolidated balance sheet as at December 31, 2008, included the accounts of all branches of the Bank and its five subsidiaries based on the audited financial statements of these companies and eliminated significant business transactions and outstanding balances between the Bank and its subsidiaries. The five subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Sinnsuptawee Asset Management Company Limited, BBL Asset Management Company Limited and Bualuang Securities Public Company Limited.

In addition, the interim consolidated financial statements for the quarters and the nine-month periods ended September 30, 2009 and 2008 and the consolidated balance sheet as at December 31, 2008, also included BBL Nominees (Tempatan) Sdn. Bhd, the 100.00% owned subsidiary of Bangkok Bank Berhad.

The interim consolidated financial statements for the quarters and the nine-month periods ended September 30, 2009 and 2008 and the consolidated balance sheet as at December 31, 2008 did not include the financial statements of Thai Precision Manufacturing Company Limited in which the Bank holds 59.77% stake through debt restructuring as such company's operation was discontinued and is in the process of dissolving. Thai Precision Manufacturing Company Limited reported total assets amounting to Baht 122.1 million in their audited financial statements for the year ended December 31, 2005.

All subsidiaries of the Bank are registered in the Kingdom of Thailand except for BBL (Cayman) Limited which is registered in the Cayman Islands British West Indies and Bangkok Bank Berhad which is registered in Malaysia.

The interim consolidated financial statements for the quarters and the nine-month periods ended September 30, 2009 and 2008 included interest in associated companies' equity which was determined from the unreviewed financial statements of these companies and the consolidated balance sheet as at December 31, 2008 included interest in associated companies' equity which was determined from the unaudited financial statements of these companies except for the Bank's interest in PCC Capital Company Limited and Thai Digital ID Company Limited which was determined from the audited financial statements for the years ended December 31, 2008 and 2007, respectively.

2.4 The interim separate financial statements for the quarters and the nine-month periods ended September 30, 2009 and 2008 and the separate balance sheet as at December 31, 2008 included the accounts of all branches of the Bank. Investments in subsidiaries and associated companies were accounted for using the cost method, net of valuation allowance for impairment.

3. **SIGNIFICANT ACCOUNTING POLICIES**

The Bank applies accounting and calculation methods to the interim financial statements consistent with the most recent annual financial statements.

4. **ADDITIONAL INFORMATION**

4.1 Supplementary disclosures of cash flow information

Significant non-cash items are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	FOR THE NINE-MONTH PERIODS ENDED		FOR THE NINE-MONTH PERIODS ENDED	
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Unrealized gains on investments in				
shareholders' equity increase (decrease)	6,671.6	(6,476.2)	6,710.7	(6,446.2)
Investment increased from loan				
payment/loan sold				
Equity securities	15.4	256.4	15.4	256.4
Properties for sale increased from loans				
payment/inactive assets	2,333.0	2,616.4	2,333.0	2,616.4
Unrealized increment per premises				
appraisal transferred to retained earnings	675.0	677.5	675.0	677.5

4.2 Investments

4.2.1 Investments consisted of the following :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	September 30, 2009	December 31, 2008	September 30, 2009	December 31, 2008
Trading securities	13,865.4	13,424.2	13,795.8	13,135.4
Available-for-sale securities	252,085.6	213,638.5	250,614.3	211,706.9
Held-to-maturity debt securities	47,597.4	43,118.7	46,660.0	42,398.5
General investments	13,151.1	13,259.1	13,133.7	13,249.1
Investments in subsidiaries and				
associated companies (Note 4.2.2)	541.9	400.9	6,010.9	5,967.9
Total investments, net	327,241.4	283,841.4	330,214.7	286,457.8

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2009			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	13,877.7	0.8	(13.1)	13,865.4
Add (less) Revaluation allowance	(12.3)			-
Total	13,865.4			13,865.4
Available-for-sale securities	79,698.2	182.9	(720.5)	79,160.6
Add (less) Revaluation allowance	131.2			-
Less Allowance for impairment	(668.8)			-
Total	79,160.6			79,160.6
Held-to-maturity debt securities	25,459.3	71.0	(6.5)	25,523.8
Less Allowance for impairment	-			-
Total	25,459.3			25,523.8
Total current investments, net	118,485.3			118,549.8
Long-term investments				
Available-for-sale securities	167,415.9	10,445.1	(4,936.0)	172,925.0
Add (less) Revaluation allowance	11,066.8			-
Less Allowance for impairment	(5,557.7)			-
Total	172,925.0			172,925.0
Held-to-maturity debt securities	22,138.1	187.8	(12.1)	22,313.8
Less Allowance for impairment	-			-
Total	22,138.1			22,313.8
General investments				
Regular equity securities	13,826.3			22,805.4
Equity securities received through debt restructuring	1,591.1			3,933.5
Total	15,417.4			26,738.9
Less Allowance for impairment	(2,266.3)			-
Total	13,151.1			26,738.9
Total long-term investments, net	208,214.2			221,977.7

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	13,342.5	88.3	(6.6)	13,424.2
Add (less) Revaluation allowance	81.7			-
Total	13,424.2			13,424.2
Available-for-sale securities	89,890.7	415.0	(832.2)	89,473.5
Add (less) Revaluation allowance	289.4			-
Less Allowance for impairment	(706.6)			-
Total	89,473.5			89,473.5
Held-to-maturity debt securities	17,844.8	73.6	(6.8)	17,911.6
Less Allowance for impairment	-			-
Total	17,844.8			17,911.6
Total current investments, net	120,742.5			120,809.3
Long-term investments				
Available-for-sale securities	124,726.2	8,185.5	(8,746.7)	124,165.0
Add (less) Revaluation allowance	5,641.5			-
Less Allowance for impairment	(6,202.7)			-
Total	124,165.0			124,165.0
Held-to-maturity debt securities	25,273.9	408.2	(8.0)	25,674.1
Less Allowance for impairment	-			-
Total	25,273.9			25,674.1
General investments				
Regular equity securities	13,905.8			21,899.5
Equity securities received through debt restructuring	1,624.0			3,958.7
Total	15,529.8			25,858.2
Less Allowance for impairment	(2,270.7)			-
Total	13,259.1			25,858.2
Total long-term investments, net	162,698.0			175,697.3

Million Baht

	SEPARATE FINANCIAL STATEMENTS			
	SEPTEMBER 30, 2009			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	13,808.6	0.3	(13.1)	13,795.8
Add (less) Revaluation allowance	(12.8)			-
Total	13,795.8			13,795.8
Available-for-sale securities	79,500.3	182.3	(713.3)	78,969.3
Add (less) Revaluation allowance	137.8			-
Less Allowance for impairment	(668.8)			-
Total	78,969.3			78,969.3
Held-to-maturity debt securities	24,966.5	71.0	(6.5)	25,031.0
Less Allowance for impairment	-			-
Total	24,966.5			25.031.0
Total current investments, net	117,731.6			117,796.1
Long-term investments				
Available-for-sale securities	166,120.5	10,445.0	(4,920.5)	171,645.0
Add (less) Revaluation allowance	11,082.2			-
Less Allowance for impairment	(5,557.7)			-
Total	171,645.0			171,645.0
Held-to-maturity debt securities	21,693.5	184.6	(12.0)	21,866.1
Less Allowance for impairment	-			-
Total	21,693.5			21,866.1
General investments				
Regular equity securities	13,808.9			22,715.7
Equity securities received through debt restructuring	1,591.1			3,933.5
Total	15,400.0			26,649.2
Less Allowance for impairment	(2,266.3)			-
Total	13,133.7			26,649.2
Total long-term investments, net	206,472.2			220,160.3

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2008			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	13,055.5	86.5	(6.6)	13,135.4
Add (less) Revaluation allowance	79.9			-
Total	13,135.4			13,135.4
Available-for-sale securities	89,650.1	414.2	(826.0)	89,238.3
Add (less) Revaluation allowance	294.8			-
Less Allowance for impairment	(706.6)			-
Total	89,238.3			89,238.3
Held-to-maturity debt securities	17,275.2	73.6	(6.8)	17,342.0
Less Allowance for impairment	-			-
Total	17,275.2			17,342.0
Total current investments, net	119,648.9			119,715.7
Long-term investments				
Available-for-sale securities	123,052.8	8,161.4	(8,745.6)	122,468.6
Add (less) Revaluation allowance	5,618.5			-
Less Allowance for impairment	(6,202.7)			-
Total	122,468.6			122,468.6
Held-to-maturity debt securities	25,123.3	405.5	(8.0)	25,520.8
Less Allowance for impairment	-			-
Total	25,123.3			25,520.8
General investments				
Regular equity securities	13,888.5			21,842.5
Equity securities received through debt restructuring	1,624.0			3,958.7
Total	15,512.5			25,801.2
Less Allowance for impairment	(2,263.4)			-
Total	13,249.1			25,801.2
Total long-term investments, net	160,841.0			173,790.6

Investments classified in accordance with the notification of the BOT as at September 30, 2009 and December 31, 2008 are presented in Note 4.3.6.

Investments in certain companies where there is a shareholding of 20% or more from debt restructuring are accounted for by the cost method, net of valuation allowance for impairment and are classified as general investments. As at September 30, 2009 and December 31, 2008, such item consisted of the investment in Thai Precision Manufacturing Co., Ltd. because the company has discontinued operations and is in the process of dissolution.

The Bank has investments in associated companies from debt restructuring for which the shareholding in excess of the legal limit has been approved by the BOT. According to the Notification of the Federation of Accounting Professions No. 27/2550 dated August 15, 2007, the Bank is waived from applying the equity method for such investments and has therefore accounted for them by using the cost method, net of valuation allowance for impairment. As at September 30, 2009, this consisted of the investments in Tri Eagles Co., Ltd., Sammitr Motors Manufacturing PCL. and CBNP (Thailand) Co., Ltd. and as at December 31, 2008, this consisted of the investments in Tri Eagles Co., Ltd., Sammitr Motors Manufacturing PCL., UMC Metals Co., Ltd. and CBNP (Thailand) Co., Ltd. (See Note 4.2.3).

As at September 30, 2009 and December 31, 2008, the Bank had investments in 28 companies and 28 companies, amounting to cost value of Baht 422.1 million and Baht 419.6 million, respectively, which are companies whose prospects as a going concern are uncertain or are unlisted companies but whose financial positions and operations would fall under the SET delisting criteria. The Bank had set aside allowance for impairment of these investments amounting to Baht 419.1 million and Baht 418.9 million, respectively. These companies had a net book value totaling Baht 3.0 million and Baht 0.7 million, respectively.

As at September 30, 2009 and December 31, 2008, the Bank had investments in 5 listed companies and 7 listed companies, respectively, that are under the SET delisting criteria, amounting to Baht 130.3 million and Baht 74.0 million, respectively, with the fair value of Baht 59.2 million and Baht 0.0 million, respectively. The Bank had set aside allowance for impairment of these investments amounting to Baht 71.1 million and Baht 74.0 million, respectively.

For the quarter ended September 30, 2009, the Bank has not set aside allowance for impairment of investments and for the nine-month period ended September 30, 2009, the Bank has set aside allowances for impairment of investments amounting to Baht 182.5 million.

For the quarter and the nine-month period ended September 30, 2008, the Bank has set aside allowances for impairment of investments amounting to Baht 2,613.2 million and Baht 4,145.2 million, respectively.

As at September 30, 2009 and December 31, 2008, investments in government and state enterprise securities that have been classified as held-to-maturity debt securities, included the non-negotiable promissory notes from Thai Asset Management Corporation (TAMC), amounting to Baht 13,272.4 million and Baht 13,981.4 million, respectively. (See Note 4.3.5).

On December 30, 2004, the Bank entered into a transaction to transfer certain investments classified as available-for-sale securities received from debt restructuring to Sinnsuptawee Asset Management Co., Ltd., a subsidiary of the Bank, at the closing price on December 28, 2004 quoted on The Stock Exchange of Thailand in the amount of Baht 3,323.0 million. The proceeds from the aforementioned transfer were recorded as other liabilities and the related securities recorded as securities transferred to subsidiary under available-for-sale securities in

accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

In 2006, the subsidiary has partially disposed the investment and recognized gain on sale of investment amounting to Baht 1,334.7 million. The Bank recorded such transaction by reducing other liabilities by Baht 1,732.0 million, and recognized gain on sale of investment amounting to Baht 1,340.9 million.

4.2.2 The Bank had investments in subsidiaries and associated companies, net as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009

Company	Type of Business	Type of Shares	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend* Received
Associated companies						
BSL Leasing Co., Ltd.	Finance	Ordinary share	35.99%	43.0	293.5	2.1
Processing Center Co., Ltd.	Service	Ordinary share	30.82%	15.0	107.1	75.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	24.90%	0.0	0.0	-
National ITMX Co., Ltd.	Service	Ordinary share	27.44%	13.7	64.9	-
PCC Capital Co., Ltd.**	Service	Ordinary share	30.82%	-	68.1	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	30.82%	-	8.3	-
Total				71.7	541.9	
Less Allowance for impairment				(1.8)	-	
Investments in associated companies, net				69.9	541.9	

* Dividend received for the nine-month period ended September 30, 2009.

** Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

Company	Type of Business	Type of Shares	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend* Received
Associated companies						
BSL Leasing Co., Ltd.	Finance	Ordinary share	25.95%	-	131.6	1.6
Processing Center Co., Ltd.	Service	Ordinary share	30.82%	15.0	179.5	22.7
WTA (Thailand) Co., Ltd.	Service	Ordinary share	24.90%	0.0	0.0	-
National ITMX Co., Ltd.	Service	Ordinary share	27.44%	13.7	21.9	-
PCC Capital Co., Ltd.**	Service	Ordinary share	30.82%	-	62.0	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	30.82%	-	5.9	-
Total				28.7	400.9	
Less Allowance for impairment				(1.8)	-	
Investments in associated companies, net				26.9	400.9	

Million Baht

SEPARATE FINANCIAL STATEMENTS
SEPTEMBER 30, 2009

Company	Type of Business	Type of Shares	Direct and Indirect Share Holding	Investment (Cost Method)	Dividend*** Received
Subsidiaries					
BBL (Cayman) Limited	Finance	Ordinary share	100.00%	2.0	-
Bangkok Bank Berhad	Banking	Ordinary share	100.00%	2,780.2	-
Sinnsuptawee Asset Management Co., Ltd.	Asset management	Ordinary share	100.00%	2,500.0	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	77.37%	183.1	63.0
Bualuang Securities PCL.	Securities	Ordinary share	56.34%	571.4	71.0
Associated companies					
BSL Leasing Co., Ltd.	Finance	Ordinary share	35.99%	43.0	2.1
Processing Center Co., Ltd.	Service	Ordinary share	30.82%	15.0	75.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	24.90%	0.0	-
National ITMX Co., Ltd.	Service	Ordinary share	27.44%	13.7	-
PCC Capital Co., Ltd.**	Service	Ordinary share	30.82%	-	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	30.82%	-	-
Total				6,108.4	
Less Allowance for impairment				(97.5)	
Investments in subsidiaries and associated companies, net				6,010.9	

* Dividend received for the year ended December 31, 2008.

** Being associated companies of the Bank through indirect holdings of other associated companies.

*** Dividend received for the nine-month period ended September 30, 2009.

Million Baht

Company	Type of Business	Type of Shares	Direct and Indirect Share Holding	Investment (Cost Method)	Dividend* Received
	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2008				
Subsidiaries					
BBL (Cayman) Limited	Finance	Ordinary share	100.00%	2.0	-
Bangkok Bank Berhad	Banking	Ordinary share	100.00%	2,780.2	-
Sinnsuptawee Asset Management Co., Ltd.	Asset management	Ordinary share	100.00%	2,500.0	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	77.36%	183.1	81.8
Bualuang Securities PCL.	Securities	Ordinary share	56.34%	571.4	101.4
Associated companies					
BSL Leasing Co., Ltd.	Finance	Ordinary share	25.95%	-	1.6
Processing Center Co., Ltd.	Service	Ordinary share	30.82%	15.0	22.7
WTA (Thailand) Co., Ltd.	Service	Ordinary share	24.90%	0.0	-
National ITMX Co., Ltd.	Service	Ordinary share	27.44%	13.7	-
PCC Capital Co., Ltd.**	Service	Ordinary share	30.82%	-	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	30.82%	-	-
Total				6,065.4	
Less Allowance for impairment				(97.5)	
Investments in subsidiaries and associated companies, net				5,967.9	

The summarized financial information of associated companies are as follows :

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS September 30, 2009 Total Assets	Total Liabilities	Cumulative Unrecognized Share of Loss	December 31, 2008 Total Assets	Total Liabilities	Cumulative Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	4,233.5	3,418.0	-	4,196.8	3,689.8	-
Processing Center Co., Ltd.	379.0	31.4	-	664.4	82.0	-
WTA (Thailand) Co., Ltd.	0.0	0.0	-	0.0	0.0	-
National ITMX Co., Ltd.	422.4	186.1	-	341.1	261.3	-
PCC Capital Co., Ltd.***	275.4	4.3	-	260.7	9.4	-
Thai Digital ID Co., Ltd.***	79.9	3.0	-	72.3	3.1	-

* Dividend received for the year ended December 31, 2008.

** Being associated companies of the Bank through indirect holdings of other associated companies.

*** The consolidated financial statements as at September 30, 2009 and December 31, 2008 determined from associated companies' financial information as at December 31, 2008 and 2007, respectively.

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED					
	September 30, 2009			September 30, 2008		
	Revenue	Profit (Loss)	Unrecognized Share of Loss	Revenue	Profit (Loss)	Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	257.4	66.0	-	319.8	38.3	-
Processing Center Co., Ltd.	49.5	(4.3)	-	117.0	21.6	-
WTA (Thailand) Co., Ltd.	0.0	0.0	-	0.0	0.0	-
National ITMX Co., Ltd.	112.6	4.7	-	52.2	18.6	-
PCC Capital Co., Ltd.*	37.2	19.8	-	58.6	37.9	-
Thai Digital ID Co., Ltd.*	21.7	7.7	-	21.1	8.1	-

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED					
	September 30, 2009			September 30, 2008		
	Revenue	Profit (Loss)	Unrecognized Share of Loss	Revenue	Profit (Loss)	Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	730.5	180.7	-	883.5	83.2	-
Processing Center Co., Ltd.	148.6	11.0	-	374.6	116.0	-
WTA (Thailand) Co., Ltd.	0.0	0.0	-	0.0	0.0	-
National ITMX Co., Ltd.	354.5	155.5	-	129.9	20.5	-
PCC Capital Co., Ltd.**	37.2	19.8	-	58.6	37.9	-
Thai Digital ID Co., Ltd.**	21.7	7.7	-	21.1	8.1	-

* The consolidated financial statements for the quarters ended September 30, 2009 and 2008 determined from associated companies' financial information for the years ended December 31, 2008 and 2007, respectively.

** The consolidated financial statements for the nine-month periods ended September 30, 2009 and 2008 determined from associated companies' financial information for the years ended December 31, 2008 and 2007, respectively.

4.2.3 As at September 30, 2009 and December 31, 2008, the Bank had investments in associated companies from debt restructuring for which the BOT had approved the shareholding in excess of the legal limit. Such investments are accounted for by the cost method, net of valuation allowance for impairment, in total amounting to Baht 22.6 million. Details and financial information of such investments are as follows (See Note 4.2.1) :

Million Baht

Company	Type of Business	Type of Shares	Direct and Indirect Share Holding	Total Assets*	Total Liabilities*
	CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2009				
Tri Eagles Co., Ltd.	Real Estate	Ordinary share	43.97%	34.0	0.5
Sammitr Motors Manufacturing PCL.	Manufacturing	Ordinary share	29.99%	3,283.1	2,771.1
CBNP (Thailand) Co., Ltd.	Service	Ordinary share	20.80%	1,021.7	6,137.6

Million Baht

Company	Type of Business	Type of Shares	Direct and Indirect Share Holding	Total Assets	Total Liabilities
	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008				
Tri Eagles Co., Ltd.	Real Estate	Ordinary share	43.97%	34.0	0.5
Sammitr Motors Manufacturing PCL.	Manufacturing	Ordinary share	29.99%	3,283.1	2,771.1
UMC Metals Co., Ltd.	Manufacturing	Ordinary share	29.78%	4,105.5	2,705.9
CBNP (Thailand) Co., Ltd.	Service	Ordinary share	20.80%	1,021.7	6,137.6

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS AND THE NINE-MONTH PERIODS ENDED** September 30, 2009			September 30, 2008		
	Revenue	Profit (Loss)	Unrecognized Share of Loss	Revenue	Profit (Loss)	Unrecognized Share of Loss
Tri Eagles Co., Ltd.	1.4	0.4	-	1.6	0.7	-
TPT Petrochemical PCL.***	-	-	-	16,483.6	(1,199.8)	-
Sammitr Motors Manufacturing PCL.	3,308.1	(220.3)	-	1,545.0	(20.5)	-
UMC Metals Co., Ltd.***	-	-	-	6,414.0	264.4	-
CBNP (Thailand) Co., Ltd.	95.1	(478.4)	(99.5)	125.5	(470.4)	(97.8)

* The consolidated financial statements as at September 30, 2009 determined from companies' financial information as at December 31, 2008.

** The consolidated financial statements for the quarters and the nine-month periods ended September 30, 2009 and 2008 determined from companies' financial information for the years ended December 31, 2008 and 2007, respectively, except for Sammitr Motors Manufacturing PCL. determined from financial information for the year ended December 31, 2008 and for the half year ended June 30, 2008, respectively.

*** As at September 30, 2009, no longer associated companies.

Should the Bank had applied the equity method to the aforementioned investments from debt restructuring, the impact on the financial statements would have been as follows :

	Million Baht	
	CONSOLIDATED FINANCIAL STATEMENTS Increase (Decrease)	
	September 30, 2009	December 31, 2008
BALANCE SHEET		
Assets		
Investments in subsidiaries and associated companies, net	145.9	531.9
Shareholders' equity		
Unrealized increment per assets appraisal	242.1	256.8
Foreign exchange adjustment	(23.4)	(23.6)
Retained earnings - Unappropriated	(72.8)	298.7

	Million Baht			
	CONSOLIDATED FINANCIAL STATEMENTS Increase (Decrease)			
	FOR THE QUARTERS ENDED		FOR THE NINE-MONTH PERIODS ENDED	
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
STATEMENTS OF INCOME				
Non-interest income				
Gain (loss) on investments	-	-	(311.8)	1,347.5
Gain on equity	-	(6.1)	(59.7)	(252.0)
Net income	-	(6.1)	(371.5)	1,095.5
Earnings per share (Baht)	-	0.00	(0.19)	0.57

	Million Baht	
	CONSOLIDATED FINANCIAL STATEMENTS Increase (Decrease)	
	FOR THE NINE-MONTH PERIODS ENDED	
	September 30, 2009	September 30, 2008
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY		
Balance as at January 1,		
Unrealized increment per assets appraisal	256.8	3,206.1
Foreign exchange adjustment	(23.6)	(26.4)
Retained earnings - Unappropriated	298.7	(2,898.5)

4.2.4 The Bank and subsidiaries had investments in companies of 10% and upwards of the paid-up capital of the respective companies but which are not considered to be investments in subsidiaries and associated companies. The classification is as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	September 30, 2009	December 31, 2008	September 30, 2009	December 31, 2008
Manufacturing and commercial	116.7	118.5	116.7	118.5
Real estate and construction	200.8	200.8	200.8	200.8
Utilities and services	15.8	16.5	15.8	16.5
Others	4,228.6	1,623.7	4,228.6	1,623.7
Total	4,561.9	1,959.5	4,561.9	1,959.5

4.3 Loans and accrued interest receivable

4.3.1 The Bank and subsidiaries had classified loans and allowance for doubtful accounts in accordance with the notification of the BOT as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009

	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,021,383.9	421,972.9	1	5,940.5
Special mentioned	23,831.4	8,054.7	2	180.2
Substandard	7,358.5	2,006.1	100	2,306.5
Doubtful	14,277.9	5,255.3	100	5,629.7
Doubtful of loss	35,648.6	16,338.0	100	17,269.4
Total	1,102,500.3	453,627.0		31,326.3
Add Allowance for doubtful accounts which exceed the provision required by the BOT				28,126.8
Total				59,453.1

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008			
	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,103,200.3	489,208.1	1	6,541.4
Special mentioned	26,311.5	9,528.1	2	209.4
Substandard	9,211.4	1,749.5	100	1,755.2
Doubtful	9,829.1	3,611.4	100	3,790.8
Doubtful of loss	36,070.5	14,741.6	100	16,016.4
Total	1,184,622.8	518,838.7		28,313.2
Add Allowance for doubtful accounts which exceed the provision required by the BOT				25,667.0
Total				53,980.2

Million Baht

	SEPARATE FINANCIAL STATEMENTS SEPTEMBER 30, 2009			
	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,012,152.1	415,247.0	1	5,896.0
Special mentioned	23,372.0	7,637.8	2	171.8
Substandard	7,348.1	1,998.4	100	2,299.1
Doubtful	14,168.5	5,150.8	100	5,525.2
Doubtful of loss	35,318.6	16,081.8	100	17,013.2
Total	1,092,359.3	446,115.8		30,905.3
Add Allowance for doubtful accounts which exceed the provision required by the BOT				27,917.1
Total				58,822.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2008			
	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,094,358.1	480,508.5	1	6,479.3
Special mentioned	26,087.2	9,305.7	2	207.4
Substandard	9,151.0	1,696.9	100	1,747.5
Doubtful	9,703.4	3,524.8	100	3,668.7
Doubtful of loss	35,807.2	14,720.5	100	15,774.2
Total	1,175,106.9	509,756.4		27,877.1
Add Allowance for doubtful accounts which exceed the provision required by the BOT				25,520.6
Total				53,397.7

As at September 30, 2009 and December 31, 2008, the consolidated and the separate financial statements included the allowance for doubtful account on a collective approach for loans, classified as normal and special mentioned amounted to Baht 1,874.6 million and Baht 1,814.2 million, respectively.

4.3.2 The Bank and subsidiaries had unearned discounts as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	September 30, 2009	December 31, 2008	September 30, 2009	December 31, 2008
Unearned discounts	421.8	488.3	388.7	440.1

4.3.3 The Bank and subsidiaries had non-performing loans (NPLs), defined according to the BOT's notification as loans classified as substandard, doubtful and doubtful of loss, including interbank and money market items, but excluding accrued interest receivable, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	September 30, 2009	December 31, 2008	September 30, 2009	December 31, 2008
NPLs before allowance for doubtful accounts	57,262.7	55,084.5	56,812.9	54,635.8
NPLs as percentage of total loans	4.7	4.6	4.7	4.6
Net NPLs after allowance for doubtful accounts	29,328.6	30,966.0	29,247.2	30,889.8
Net NPLs as percentage of net total loans	2.5	2.7	2.5	2.7

4.3.4 The Bank and subsidiaries had loans and accrued interest receivables due from companies experiencing financial difficulties as defined in the SET's guidelines dated July 8, 1998 regarding the disclosure of asset quality and related party transactions, for which the Bank and subsidiaries had provided an allowance for doubtful accounts, as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009

	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	16.6	15.0	15.0	15.0
Listed companies identified for delisting	8	3,958.9	1,007.1	1,127.2	1,127.2
Total	9	3,975.5	1,022.1	1,142.2	1,142.2

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Listed companies identified for delisting	8	2,554.5	1,116.4	603.2	603.2

Million Baht

SEPARATE FINANCIAL STATEMENTS
SEPTEMBER 30, 2009

	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	16.6	15.0	15.0	15.0
Listed companies identified for delisting	8	3,958.9	1,007.1	1,127.2	1,127.2
Total	9	3,975.5	1,022.1	1,142.2	1,142.2

					Million Baht
	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2008				
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Listed companies identified for delisting	8	2,554.5	1,116.4	603.2	603.2

4.3.5 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank entered into the Asset Transfer Agreement (the Agreement) with TAMC in order to transfer the impaired assets of the Bank including all rights over the collateral securing such loans as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average interest rate on deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC, including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each.

The residual amount of the second portion of losses will be borne by TAMC. As at September 30, 2009 and December 31, 2008, the Bank has set aside provisions for probable loss arising from the impaired assets transferred to TAMC amounting to Baht 2,326.3 million and Baht 2,235.1 million, respectively.

In March 2007, the Bank received notification from TAMC that the allocation of profit or loss at the end of the fifth year for the Bank is a profit of Baht 392.8 million. Such allocation of profit or loss is an approximation as the TAMC will calculate the actual profit or loss at the end of the tenth year, and there has been no actual payment made. Therefore, the Bank has not recognized such profit in the accounts.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until September 30, 2009 in the amount of Baht 25,483.8 million. Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2008 in the amount of Baht 25,483.8 million, and for the year ended December 31, 2008, TAMC had revised the balance of assets transferred by the Bank downwards in the net amount of Baht 15.2 million.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until September 30, 2008 in the amount of Baht 25,499.0 million.

As at September 30, 2009 and December 31, 2008, the Bank has non-negotiable promissory notes from TAMC as payment for certain portions of the impaired assets transferred amounting to Baht 13,272.4 million and Baht 13,981.4 million, respectively (See Note 4.2.1). In the third quarter of 2006, TAMC notified the Bank of the revision of the value given for the impaired assets transferred that are secured by assets which TAMC considers as not being collateral assets. The Bank has decreased the value of the non-negotiable promissory notes from TAMC and recognized the loss on assets transferred to TAMC amounting to Baht 2,760.9 million.

For the nine-month period ended September 30, 2009 and for the year ended December 31, 2008, the non-negotiable promissory notes that have been redeemed by TAMC prior to maturity amounted to Baht 709.0 million and Baht 1,278.0 million, respectively (See Note 4.2.1).

4.3.6 Assets classified in accordance with the notification of the BOT are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009

	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	1,021,383.9	-	-	-	1,021,383.9
Special mentioned	23,831.4	-	-	-	23,831.4
Substandard	7,358.5	-	-	-	7,358.5
Doubtful	14,277.9	-	-	-	14,277.9
Doubtful of loss	35,648.6	7,964.1	2,455.1	2,348.0	48,415.8
Total	1,102,500.3	7,964.1	2,455.1	2,348.0	1,115,267.5

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	1,103,200.3	-	-	-	1,103,200.3
Special mentioned	26,311.5	-	-	-	26,311.5
Substandard	9,211.4	-	-	-	9,211.4
Doubtful	9,829.1	-	-	-	9,829.1
Doubtful of loss	36,070.5	11,937.4	2,440.4	1,639.6	52,087.9
Total	1,184,622.8	11,937.4	2,440.4	1,639.6	1,200,640.2

Million Baht

SEPARATE FINANCIAL STATEMENTS
SEPTEMBER 30, 2009

	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	1,012,152.1	-	-	-	1,012,152.1
Special mentioned	23,372.0	-	-	-	23,372.0
Substandard	7,348.1	-	-	-	7,348.1
Doubtful	14,168.5	-	-	-	14,168.5
Doubtful of loss	35,318.6	7,941.3	1,985.8	2,348.0	47,593.7
Total	1,092,359.3	7,941.3	1,985.8	2,348.0	1,104,634.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2008				
	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	1,094,358.1	-	-	-	1,094,358.1
Special mentioned	26,087.2	-	-	-	26,087.2
Substandard	9,151.0	-	-	-	9,151.0
Doubtful	9,703.4	-	-	-	9,703.4
Doubtful of loss	35,807.2	11,924.6	1,963.5	1,639.6	51,334.9
Total	1,175,106.9	11,924.6	1,963.5	1,639.6	1,190,634.6

4.3.7 Troubled debt restructurings

Details of the restructured debts of the Bank classified into the restructuring methods are as follows :

Million Baht

	SEPARATE FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2009			
Restructuring Method	**Cases**	**Outstanding Loan before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	75	1,343.2	Land, building, Share capital	1,343.2
Debt-equity conversion	3	1.3	Share capital	1.3
Debt restructuring in various forms	5,413	27,295.8		
Total	5,491	28,640.3		

The weighted average tenure of the above mentioned restructuring was 5.9 years; and the total debt outstanding after debt restructuring was Baht 28,640.3 million.

Million Baht

	SEPARATE FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2008			
Restructuring Method	**Cases**	**Outstanding Loan before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	72	236.6	Land, building, condominium, machinery	236.6
Debt-equity conversion	3	285.3	Share capital	285.3
Debt restructuring in various forms	5,072	24,054.7		
Total	5,147	24,576.6		

The weighted average tenure of the above mentioned restructuring was 9.2 years; and the total debt outstanding after debt restructuring was Baht 21,266.3 million.

				Million Baht
	SEPARATE FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2009			
Restructuring Method	**Cases**	**Outstanding Loan before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	221	2,147.0	Land, building, condominium, Share capital	2,146.9
Debt-equity conversion	4	14.3	Share capital	14.3
Debt restructuring in various forms	18,020	68,087.6		
Total	18,245	70,248.9		

The weighted average tenure of the above mentioned restructuring was 5.5 years; and the total debt outstanding after debt restructuring was Baht 70,248.9 million.

				Million Baht
	SEPARATE FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2008			
Restructuring Method	**Cases**	**Outstanding Loan before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	209	1,575.3	Land, building, condominium, machinery	1,573.3
Debt-equity conversion	4	312.0	Share capital	312.0
Debt restructuring in various forms	14,138	46,088.1		
Total	14,351	47,975.4		

The weighted average tenure of the above mentioned restructuring was 6.5 years; and the total debt outstanding after debt restructuring was Baht 44,665.1 million.

For the quarter and the nine-month period ended September 30, 2009, the Bank recognized interest income from restructured debts amounting to Baht 1,211.2 million and Baht 4,139.0 million, respectively.

For the quarter and the nine-month period ended September 30, 2008, the Bank recognized interest income from restructured debts amounting to Baht 1,478.1 million and Baht 4,302.2 million, respectively.

As at September 30, 2009 and December 31, 2008, the Bank had balance of loan to restructured debtors amounting to Baht 128,144.7 million and Baht 111,632.6 million, respectively.

Disclosures for the consolidated financial statements for troubled debt restructurings which occurred during the quarters and the nine-month periods ended September 30, 2009 and 2008 have not been provided, as such information is not significantly different from the above disclosures relating to the Bank.

4.4 Borrowings

4.4.1 Classified by types of securities and sources of fund

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	September 30, 2009			December 31, 2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	-	15,096.4	15,096.4	-	15,724.3	15,724.3
Bills of exchange	60,836.8	-	60,836.8	58,931.7	-	58,931.7
Others	305.7	-	305.7	331.9	899.0	1,230.9
Less Discount on borrowings	-	(6,720.0)	(6,720.0)	-	(6,759.5)	(6,759.5)
Total	61,142.5	8,376.4	69,518.9	59,263.6	9,863.8	69,127.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	September 30, 2009			December 31, 2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	-	15,096.4	15,096.4	-	15,724.3	15,724.3
Borrowings under repurchase agreement	300.0	-	300.0	-	-	-
Bills of exchange	60,836.8	-	60,836.8	58,931.7	-	58,931.7
Others	305.7	-	305.7	331.9	-	331.9
Less Discount on borrowings	-	(6,720.0)	(6,720.0)	-	(6,759.5)	(6,759.5)
Total	61,442.5	8,376.4	69,818.9	59,263.6	8,964.8	68,228.4

4.4.2 Classified by types of securities, currency, maturity and interest rate

Million Baht

				CONSOLIDATED FINANCIAL STATEMENTS	
Types	Currency	Maturity	Interest Rate	Amount	
				September 30, 2009	December 31, 2008
Short-term borrowings					
Bills of exchange	THB	2009 - 2010	1.00% - 3.50%	60,836.8	58,931.7
Others	MYR	2009	2.75% - 3.57%	-	899.0
	THB	2009 - 2010	0.00% - 0.50%	13.3	3.1
Total short-term borrowings				60,850.1	59,833.8
Long-term borrowings					
Unsecured subordinated notes	USD	2029	9.025%	15,096.4	15,724.3
Others	THB	2010 - 2015	0.00% - 0.50%	292.4	328.8
Less Discount on borrowings				(6,720.0)	(6,759.5)
Total long-term borrowings				8,668.8	9,293.6
Total				69,518.9	69,127.4

Million Baht

				SEPARATE FINANCIAL STATEMENTS	
Types	Currency	Maturity	Interest Rate	Amount	
				September 30, 2009	December 31, 2008
Short-term borrowings					
Borrowings under repurchase agreement	THB	2009	1.05%	300.0	-
Bills of exchange	THB	2009 - 2010	1.00% - 3.50%	60,836.8	58,931.7
Others	THB	2009 - 2010	0.00% - 0.50%	13.3	3.1
Total short-term borrowings				61,150.1	58,934.8
Long-term borrowings					
Unsecured subordinated notes	USD	2029	9.025%	15,096.4	15,724.3
Others	THB	2010 - 2015	0.00% - 0.50%	292.4	328.8
Less Discount on borrowings				(6,720.0)	(6,759.5)
Total long-term borrowings				8,668.8	9,293.6
Total				69,818.9	68,228.4

4.5 Share capital

The Bank's share capital consists of :

- Ordinary shares
- Class A and Class B preferred shares, the holders of which have rights according to Article 3 of the Bank's Articles of Association.

The Bank had registered share capital of Baht 40,000,000,000 divided into ordinary shares and preferred shares totaling 4,000,000,000 shares, with par value of Baht 10 each, details of which are as follows :

Type	Number of Registered Shares	
	September 30, 2009	December 31, 2008
Ordinary shares	3,998,345,000	3,998,345,000
Class A preferred shares	655,000	655,000
Class B preferred shares	1,000,000	1,000,000
Total	4,000,000,000	4,000,000,000

The allocation of ordinary shares and preferred shares are in accordance with the resolutions of the 12th ordinary shareholders' meeting convened on April 12, 2005, as per the following details :

1. Allocation of 1,339,502,106 ordinary shares as follows :

    1.1) Allocation of 459,502,106 ordinary shares for offer and sale to the general public, including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements.
    1.2) Allocation of 440,000,000 ordinary shares for offer and sale to institutional investors or investors with specific characteristics prescribed by the Securities and Exchange Commission.
    1.3) Allocation of 440,000,000 ordinary shares for offer and sale to the existing shareholders and the beneficial owners of the ordinary shares in proportion to their shareholdings.

2. Allocation of 50,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds issued by the Bank and offered for sale in 1999 as part of the Capital Augmented Preferred Securities (CAPS).

3. Allocation of 500,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds and/or convertible bonds that may further be issued in future by the Bank.

4. Allocation of 200,000,000 ordinary shares to be reserved for the exercise of right to purchase ordinary shares by holders of warrants that may further be issued in future by the Bank.

5. Allocation of 655,000 Class A preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds.

6. Allocation of 1,000,000 Class B preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds and/or unsubordinated bonds and/or subordinated convertible bonds and/or convertible bonds.

The offer and sale of the Bank's securities shall comply with the regulations prescribed by the Securities and Exchange Commission.

4.6 Capital management

It is the Bank's policy to maintain an adequate level of capital to support the business strategies and growth and to meet regulatory requirements. The Bank regularly assesses its capital position under various scenarios in order to anticipate capital requirements for the purpose of its capital planning and management process.

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital to total risk weighted assets of not less than 8.5% and that Tier 1 capital must not be less than 4.25% of the total risk weighted assets.

The Bank had capital and capital adequacy ratios to risk weighted assets in accordance with the BOT's Notification relating to the Basel II guidelines as follows:

	Million Baht	
	September 30, 2009	**December 31, 2008**
Tier 1 capital	153,761.2	142,236.4
Paid-up share capital	19,088.4	19,088.4
Premium on share capital	56,346.2	56,346.2
Legal reserve	14,000.0	13,000.0
Reserves appropriated from net profit	56,500.0	46,500.0
Retained earnings after appropriation	11,103.6	7,944.9
Deductions from Tier 1 capital	(3,277.0)	(643.1)
Tier 2 capital	34,747.9	33,604.9
Total capital	188,509.1	175,645.1
Total capital before deductions	188,509.1	175,841.3
Deductions from total capital	-	(196.2)

	Percentage	
	September 30, 2009	**December 31, 2008**
Total capital to risk weighted assets	15.52	13.79
Tier 1 capital to risk weighted assets	12.66	11.17

4.7 The appropriation of the profit and the dividends payment

On April 11, 2008, the 15th Annual Ordinary Meeting of Shareholders approved the resolutions regarding the appropriation of the profit and the payment of dividend for the year 2007 as follows :

- The appropriation as legal reserves and as other reserves amounting to Baht 1,000.0 million and Baht 10,000.0 million, respectively, with the amount to be appropriated for the period of January - June 2007 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2007) and the amount to be appropriated for the period of July - December 2007 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.

- The payment of dividend at the rate of Baht 3.00 per ordinary share, totaling Baht 5,726.5 million, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share on September 27, 2007, and the remaining amount to be paid on May 9, 2008 at the rate of Baht 2.00 per share.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 3,817.7 million on May 9, 2008.

On August 28, 2008, the meeting of the Board of Directors of the Bank No. 9/2008 approved the resolutions regarding the appropriation of the profit and the payment of interim dividend as follows :

- The appropriation as legal reserves and as other reserves for the period of January - June 2008 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.

- The payment of interim dividend at the rate of Baht 1.00 per ordinary share on September 26, 2008.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,908.8 million on September 26, 2008.

On April 10, 2009, the 16th Annual Ordinary Meeting of Shareholders approved the resolutions regarding the appropriation of the profit and the payment of dividend for the year 2008 as follows :

- The appropriation as legal reserves and as other reserves amounting to Baht 1,000.0 million and Baht 10,000.0 million, respectively, with the amount to be appropriated for the period of January - June 2008 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively, (which had already been appropriated as per the financial statements for the year ended December 31, 2008) and the amount to be appropriated for the period of July - December 2008 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.

- The payment of dividend at the rate of Baht 3.00 per ordinary share, totaling Baht 5,726.5 million, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share on September 26, 2008, and the remaining amount to be paid on May 7, 2009 at the rate of Baht 2.00 per share.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 3,817.7 million on May 7, 2009.

On August 27, 2009, the meeting of the Board of Directors of the Bank No. 8/2009 approved the resolutions regarding the appropriation of the profit and the payment of interim dividend as follows :

- The appropriation as legal reserves and as other reserves for the period of January - June 2009 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.
- The payment of interim dividend at the rate of Baht 1.00 per ordinary share on September 25, 2009.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,908.8 million on September 25, 2009.

4.8 Commitments

The Bank and subsidiaries had commitments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	September 30, 2009			December 31, 2008		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,783.0	222.3	3,005.3	2,309.4	92.2	2,401.6
Guarantees of loans	496.0	3,591.7	4,087.7	475.7	3,366.0	3,841.7
Underwriting commitments	1,000.0	-	1,000.0	-	-	-
Other guarantees	80,826.2	12,990.8	93,817.0	77,584.3	16,508.8	94,093.1
Liability under unmatured import bills	816.0	9,945.2	10,761.2	1,123.7	9,431.3	10,555.0
Letters of credit	1,052.6	27,357.2	28,409.8	606.1	25,507.0	26,113.1
Foreign exchange agreements						
Bought	19,382.7	289,568.6	308,951.3	13,975.2	278,289.8	292,265.0
Sold	18,639.2	398,298.3	416,937.5	13,012.2	431,827.7	444,839.9
Interest rate agreements						
Bought	5,618.6	1,375.9	6,994.5	1,800.0	1,432.7	3,232.7
Sold	5,618.6	1,375.9	6,994.5	1,800.0	1,432.7	3,232.7
Credit derivatives	-	1,678.0	1,678.0	-	1,747.2	1,747.2
Amount of unused bank overdraft	139,476.1	2,293.7	141,769.8	133,705.0	2,558.6	136,263.6
Others	11,413.6	5,715.1	17,128.7	29,409.6	1,517.8	30,927.4
Total	287,122.6	754,412.7	1,041,535.3	275,801.2	773,711.8	1,049,513.0

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	September 30, 2009			December 31, 2008		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,783.0	222.3	3,005.3	2,309.4	92.2	2,401.6
Guarantees of loans	491.0	3,422.8	3,913.8	470.7	3,156.7	3,627.4
Underwriting commitments	1,000.0	-	1,000.0	-	-	-
Other guarantees	80,826.9	12,300.7	93,127.6	77,585.8	15,680.6	93,266.4
Liability under unmatured import bills	816.0	9,814.2	10,630.2	1,123.7	9,300.5	10,424.2
Letters of credit	1,052.6	27,227.7	28,280.3	606.1	25,303.5	25,909.6
Foreign exchange agreements						
Bought	19,382.7	287,830.5	307,213.2	13,973.8	277,968.1	291,941.9
Sold	18,638.0	396,765.7	415,403.7	13,010.9	431,517.5	444,528.4
Interest rate agreements						
Bought	5,618.6	1,375.9	6,994.5	1,800.0	1,432.7	3,232.7
Sold	5,618.6	1,375.9	6,994.5	1,800.0	1,432.7	3,232.7
Credit derivatives	-	1,678.0	1,678.0	-	1,747.2	1,747.2
Amount of unused bank overdraft	139,476.1	1,331.2	140,807.3	133,705.0	1,489.9	135,194.9
Others	11,463.8	5,715.1	17,178.9	29,409.6	1,517.8	30,927.4
Total	287,167.3	749,060.0	1,036,227.3	275,795.0	770,639.4	1,046,434.4

4.9 Assets pledged as collateral and under restriction

The Bank had deposit accounts placed with foreign banks to be used as investments in overseas branches and subsidiaries with usage restrictions in accordance with the regulations of local government agencies. As at September 30, 2009 and December 31, 2008, such deposits amounted to Baht 13,289.5 million and Baht 14,361.9 million, respectively.

The Bank had investments in government securities and state enterprise securities which have been pledged as collateral for commitments with government agencies and the Bank of Thailand. The book value of such securities, net of valuation allowances for impairment, as at September 30, 2009 and December 31, 2008 amounted to Baht 8,914.1 million and Baht 296.3 million, respectively.

The Bank had investments in equity securities acquired through debt restructuring which allow the pre-determined parties to buy such securities. The book value of such securities, net of valuation allowances for impairment, as at September 30, 2009 and December 31, 2008 amounted to Baht 4.8 million and Baht 19.2 million, respectively.

A subsidiary of the Bank had properties for sale with restrictions on sale, transfer, pledge and/or other commitments at the book value, net of valuation allowances for impairment, as at September 30, 2009, amounted to Baht 514.8 million.

4.10 Litigation

As at September 30, 2009, a number of civil proceedings have been brought against the Bank and subsidiaries in the ordinary course of business. The Bank and subsidiaries believe that such proceedings, when resolved, will not materially affect the Bank and subsidiaries's financial position and result of operations.

As at December 31, 2008, a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings, when resolved, will not materially affect the Bank's financial position and result of operations.

4.11 Related party transactions

Related parties of the Bank consisted of the Bank's directors, executives at the level of executive vice president and higher, or any parties related to the aforementioned persons, including the entities in which the Bank, the Bank's directors, or executives at the level of executive vice president and higher, or any parties related to the aforementioned persons, together have 10% or more combined beneficial ownership and/or managerial control.

The Bank had assets, liabilities and commitments with related parties, as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	September 30, 2009	December 31, 2008	September 30, 2009	December 31, 2008
PLACEMENT				
Subsidiary				
Bangkok Bank Berhad	-	-	839.9	1,572.9
LOANS				
Subsidiary				
Sinnsuptawee Asset Management Co., Ltd.	-	-	5,953.0	6,807.5
Associated company				
BSL Leasing Co., Ltd.	690.0	1,465.0	690.0	1,465.0
Related restructured debtors	7,976.9	7,826.9	7,976.9	7,826.9
Other related parties	8,379.6	10,775.0	8,379.6	10,775.0
Total	17,046.5	20,066.9	22,999.5	26,874.4
ALLOWANCE FOR DOUBTFUL ACCOUNTS				
Subsidiary				
Sinnsuptawee Asset Management Co., Ltd.	-	-	59.5	68.1
Associated company				
BSL Leasing Co., Ltd.	6.9	14.6	6.9	14.6
Related restructured debtors	3,543.1	2,951.2	3,543.1	2,951.2
Other related parties	76.7	107.1	76.7	107.1
Total	3,626.7	3,072.9	3,686.2	3,141.0
OTHER ASSETS				
Subsidiaries				
Bangkok Bank Berhad	-	-	0.3	11.7
Sinnsuptawee Asset Management Co., Ltd.	-	-	0.3	461.9
Associated companies				
BSL Leasing Co., Ltd.	8.8	15.1	8.8	15.1
Processing Center Co., Ltd.	2.9	-	2.9	-
Related restructured debtors	18.9	34.9	18.9	34.9
Other related parties	22.1	88.9	22.1	88.9
Total	52.7	138.9	53.3	612.5

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	September 30, 2009	December 31, 2008	September 30, 2009	December 31, 2008
DEPOSITS				
Subsidiaries				
BBL (Cayman) Limited	-	-	681.7	705.8
Bangkok Bank Berhad	-	-	60.4	86.8
Sinnsuptawee Asset Management Co., Ltd.	-	-	5.2	1,330.3
BBL Asset Management Co., Ltd.	-	-	16.7	11.6
Bualuang Securities PCL.	-	-	23.0	20.2
Associated companies				
BSL Leasing Co., Ltd.	19.2	25.5	19.2	25.5
Processing Center Co., Ltd.	102.2	159.0	102.2	159.0
WTA (Thailand) Co., Ltd.	0.0	0.0	0.0	0.0
National ITMX Co., Ltd.	3.1	2.1	3.1	2.1
PCC Capital Co., Ltd.	41.9	52.9	41.9	52.9
Thai Digital ID Co., Ltd.	28.1	43.5	28.1	43.5
Related restructured debtors	701.3	609.3	701.3	609.3
Other related parties	8,027.1	5,282.3	8,027.1	5,282.3
Total	8,922.9	6,174.6	9,709.9	8,329.3
BORROWINGS				
Subsidiaries				
Bangkok Bank Berhad	-	-	-	48.2
Sinnsuptawee Asset Management Co., Ltd.	-	-	300.0	-
Bualuang Securities PCL.	-	-	930.0	400.0
Total	-	-	1,230.0	448.2
OTHER LIABILITIES				
Subsidiaries				
BBL (Cayman) Limited	-	-	0.6	-
Sinnsuptawee Asset Management Co., Ltd.	-	-	1,591.0	1,591.0
BBL Asset Management Co., Ltd.	-	-	0.0	-
Bualuang Securities PCL.	-	-	0.0	-
Associated companies				
BSL Leasing Co., Ltd.	0.0	0.0	0.0	0.0
Processing Center Co., Ltd.	0.4	0.0	0.4	0.0
WTA (Thailand) Co., Ltd.	0.0	0.0	0.0	0.0
National ITMX Co., Ltd.	7.2	0.0	7.2	0.0
PCC Capital Co., Ltd.	0.0	0.0	0.0	0.0
Thai Digital ID Co., Ltd.	0.0	0.1	0.0	0.1
Related restructured debtors	0.5	1.8	0.5	1.8
Other related parties	15.1	22.8	15.1	22.8
Total	23.2	24.7	1,614.8	1,615.7

	Million Baht			
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	September 30, 2009	December 31, 2008	September 30, 2009	December 31, 2008
COMMITMENTS				
Subsidiaries				
Bangkok Bank Berhad	-	-	476.1	3.2
Sinnsuptawee Asset Management Co.,	-	-	0.7	-
BBL Asset Management Co., Ltd.	-	-	0.0	0.0
Bualuang Securities PCL.	-	-	70.0	1.5
Associated companies				
BSL Leasing Co., Ltd.	-	249.4	-	249.4
National ITMX Co., Ltd.	0.3	0.4	0.3	0.4
Related restructured debtors	532.8	888.3	532.8	888.3
Other related parties	1,136.1	1,205.8	1,136.1	1,205.8
Total	1,669.2	2,343.9	2,216.0	2,348.6

For the nine-month period ended September 30, 2009, the Bank charged interest at rates between 1.0% to 15.0% on loans to these related parties depending on the type of loans and collateral, with interest rates charged on restructured loans between 3.254% to 13.25%, on money market loans between 1.53% to 4.0%, on default loans at 15.0% and on other loans between 1.0% to 11.5%.

For the year ended December 31, 2008, the Bank charged interest at rates between 2.0% to 15.0% on loans to these related parties depending on the type of loans and collateral, with interest rates charged on restructured loans between 4.5% to 11.5%, on money market loans between 3.25% to 5.6%, on default loans at 15.0% and on other loans between 2.0% to 11.5%.

The Bank follows the BOT guidelines in estimating the minimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and the separate financial statements, investments in subsidiaries and associated companies as at September 30, 2009 and December 31, 2008 are shown in Note 4.2.2.

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The prices, interest rates, commission charges, terms and conditions are determined on an arm's length basis. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

The Bank had income and expenses with related parties as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED		SEPARATE FINANCIAL STATEMENTS FOR THE QUARTERS ENDED	
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Interest and discount received				
Subsidiaries				
Bangkok Bank Berhad	-	-	0.8	19.6
Sinnsuptawee Asset Management Co., Ltd.	-	-	29.0	53.0
Associated company				
BSL Leasing Co., Ltd.	15.5	33.8	15.5	33.8
Related restructured debtors	122.5	128.0*	122.5	128.0*
Other related parties	157.8	234.6*	157.8	234.6*
Total	295.8	396.4	325.6	469.0
Fees and service income				
Subsidiaries				
Sinnsuptawee Asset Management Co., Ltd.	-	-	0.0	0.0
BBL Asset Management Co., Ltd.	-	-	153.2	101.9
Bualuang Securities PCL.	-	-	0.9	0.5
Associated companies				
BSL Leasing Co., Ltd.	0.1	1.3	0.1	1.3
Processing Center Co., Ltd.	0.6	0.3	0.6	0.3
National ITMX Co., Ltd.	0.0	0.1	0.0	0.1
Related restructured debtors	1.7	2.4*	1.7	2.4*
Other related parties	2.7	0.1*	2.7	0.1*
Total	5.1	4.2	159.2	106.6
Dividend income				
Subsidiary				
BBL Asset Management Co., Ltd.	-	-	42.0	42.7

* The Bank had changed the presentation of the financial statements for comparison to comply with the BOT's Notification regarding the Preparation and Announcement of Financial Statements of Commercial Banks and Parent Companies of Financial Holding Groups dated August 3, 2008.

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED		SEPARATE FINANCIAL STATEMENTS FOR THE QUARTERS ENDED	
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Other income				
Subsidiaries				
BBL Asset Management Co., Ltd.	-	-	0.0	0.5
Bualuang Securities PCL.	-	-	0.2	0.1
Associated companies				
BSL Leasing Co., Ltd.	0.0	0.0	0.0	0.0
National ITMX Co., Ltd.	0.9	-	0.9	-
Total	0.9	0.0	1.1	0.6
Interest paid				
Subsidiaries				
BBL (Cayman) Limited	-	-	0.9	4.6
Bangkok Bank Berhad	-	-	0.0	4.5
Sinnsuptawee Asset Management Co., Ltd.	-	-	0.7	1.7
BBL Asset Management Co., Ltd.	-	-	0.0	0.1
Bualuang Securities PCL.	-	-	2.3	0.0
Associated companies				
BSL Leasing Co., Ltd.	0.0	0.0	0.0	0.0
Processing Center Co., Ltd.	0.1	0.5	0.1	0.5
WTA (Thailand) Co., Ltd.	0.0	0.0	0.0	0.0
National ITMX Co., Ltd.	0.0	0.0	0.0	0.0
PCC Capital Co., Ltd.	0.0	0.1	0.0	0.1
Thai Digital ID Co., Ltd.	0.0	0.3	0.0	0.3
Related restructured debtors	0.5	1.9*	0.5	1.9*
Other related parties	13.7	22.2*	13.7	22.2*
Total	14.3	25.0	18.2	35.9
Other expenses				
Subsidiary				
Bualuang Securities PCL.	-	-	0.0	1.5
Associated companies				
Processing Center Co., Ltd.	0.7	4.1	0.7	4.1
National ITMX Co., Ltd.	21.6	24.8	21.6	24.8
Related restructured debtors	12.0	9.3*	12.0	9.3*
Other related parties	69.5	132.6*	69.5	132.6*
Total	103.8	170.8	103.8	172.3

* The Bank had changed the presentation of the financial statements for comparison to comply with the BOT's Notification regarding the Preparation and Announcement of Financial Statements of Commercial Banks and Parent Companies of Financial Holding Groups dated August 3, 2008.

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED		SEPARATE FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED	
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Interest and discount received				
Subsidiaries				
Bangkok Bank Berhad	-	-	8.3	34.0
Sinnsuptawee Asset Management Co., Ltd.	-	-	157.5	175.3
Bualuang Securities PCL.	-	-	0.0	-
Associated companies				
BSL Leasing Co., Ltd.	62.1	86.7	62.1	86.7
Thai Filament Finishing Co., Ltd.*	-	3.4	-	3.4
Thai Polymer Textile Co., Ltd.*	-	7.0	-	7.0
Thai Taffeta Textile Co., Ltd.*	-	2.2	-	2.2
Related restructured debtors	280.0	367.6**	280.0	367.6**
Other related parties	544.4	549.2**	544.4	549.2**
Total	886.5	1,016.1	1,052.3	1,225.4
Fees and service income				
Subsidiaries				
Sinnsuptawee Asset Management Co., Ltd.	-	-	0.0	0.0
BBL Asset Management Co., Ltd.	-	-	431.1	335.6
Bualuang Securities PCL.	-	-	2.3	1.8
Associated companies				
BSL Leasing Co., Ltd.	0.0	1.4	0.0	1.4
Processing Center Co., Ltd.	1.7	0.8	1.7	0.8
National ITMX Co., Ltd.	0.1	0.2	0.1	0.2
Thai Filament Finishing Co., Ltd.*	-	0.2	-	0.2
Thai Polymer Textile Co., Ltd.*	-	0.1	-	0.1
Thai Taffeta Textile Co., Ltd.*	-	0.1	-	0.1
Related restructured debtors	4.2	12.7**	4.2	12.7**
Other related parties	6.2	4.6**	6.2	4.6**
Total	12.2	20.1	445.6	357.5
Dividend income				
Subsidiaries				
BBL Asset Management Co., Ltd.	-	-	63.0	81.8
Bualuang Securities PCL.	-	-	71.0	101.4
Associated companies				
BSL Leasing Co., Ltd.	2.1	1.6	2.1	1.6
Processing Center Co., Ltd.	75.0	9.4	75.0	9.4
Total	77.1	11.0	211.1	194.2

* As at September 30, 2009, became non-related company.

** The Bank had changed the presentation of the financial statements for comparison to comply with the BOT's Notification regarding the Preparation and Announcement of Financial Statements of Commercial Banks and Parent Companies of Financial Holding Groups dated August 3, 2008.

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED		SEPARATE FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED	
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Other income				
Subsidiaries				
BBL Asset Management Co., Ltd.	-	-	0.0	1.4
Bualuang Securities PCL.	-	-	0.5	0.4
Associated companies				
BSL Leasing Co., Ltd.	0.0	0.0	0.0	0.0
National ITMX Co., Ltd.	2.5	6.9	2.5	6.9
Thai Polymer Textile Co., Ltd.*	-	0.2	-	0.2
Total	2.5	7.1	3.0	8.9
Interest paid				
Subsidiaries				
BBL (Cayman) Limited	-	-	4.8	15.2
Bangkok Bank Berhad	-	-	0.4	38.5
Sinnsuptawee Asset Management Co., Ltd.	-	-	1.6	6.5
BBL Asset Management Co., Ltd.	-	-	0.1	0.2
Bualuang Securities PCL.	-	-	6.4	0.0
Associated companies				
BSL Leasing Co., Ltd.	0.0	0.0	0.0	0.0
Processing Center Co., Ltd.	0.3	1.4	0.3	1.4
WTA (Thailand) Co., Ltd.	0.0	0.0	0.0	0.0
National ITMX Co., Ltd.	0.0	0.0	0.0	0.0
PCC Capital Co., Ltd.	0.1	0.3	0.1	0.3
Thai Digital ID Co., Ltd.	0.3	0.9	0.3	0.9
Thai Filament Finishing Co., Ltd.*	-	0.1	-	0.1
Thai Polymer Textile Co., Ltd.*	-	0.1	-	0.1
Thai Taffeta Textile Co., Ltd.*	-	0.1	-	0.1
Related restructured debtors	1.8	5.3**	1.8	5.3**
Other related parties	56.8	64.1**	56.8	64.1**
Total	59.3	72.3	72.6	132.7
Other expenses				
Subsidiaries				
Sinnsuptawee Asset Management Co., Ltd.	-	-	0.4	-
Bualuang Securities PCL.	-	-	0.2	20.1
Associated companies				
Processing Center Co., Ltd.	1.4	55.7	1.4	55.7
National ITMX Co., Ltd.	71.8	24.8	71.8	24.8
Related restructured debtors	30.4	25.8**	30.4	25.8**
Other related parties	357.8	345.0**	357.8	345.0**
Total	461.4	451.3	462.0	471.4

* As at September 30, 2009, became non-related company.

** The Bank had changed the presentation of the financial statements for comparison to comply with the BOT's Notification regarding the Preparation and Announcement of Financial Statements of Commercial Banks and Parent Companies of Financial Holding Groups dated August 3, 2008.

For the nine-month period ended September 30, 2009, the Bank sold properties for sale to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 598.4 million for Baht 430.1 million, which were its fair value. However, since the Bank had previously set aside allowance for impairment of properties for sale amounting to Baht 168.3 million, there was no gain or loss to the Bank from these sale transactions. No such transactions were entered into during the nine-month period ended September 30, 2008.

In accordance with the BOT's letter number ThorPorTor. SorNorSor. (01) Wor. 3258/2543 relating to the regulation of the Asset Management Company (AMC), dated November 27, 2000, which required the Bank to disclose the statements of cash flows of the AMC of the Bank in the notes to the financial statements, the statements of cash flows of Sinnsuptawee Asset Management Co., Ltd. are as follows :

SINNSUPTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2008
(UNAUDITED)

		Million Baht
	2009	**2008**
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss before income tax	(24.6)	(51.5)
Items to reconcile net loss to cash received (paid) from operating activities		
Depreciation	0.3	0.4
Gain on disposal of securities	(2.7)	-
Loss on impairment of properties for sale	38.9	1.4
Interest and dividend income	(78.6)	(96.2)
Interest expenses	137.7	161.6
Proceeds from interest and dividend income	78.6	96.2
Interest expenses paid	(138.2)	(161.6)
Income (loss) from operations before change in operating assets and liabilities	11.4	(49.7)
Operating assets (increase) decrease		
Securities purchased under resale agreements	(300.0)	-
Notes receivable	-	(61.7)
Receivables from rental of properties	(0.2)	(0.0)
Properties for sale	(356.4)	428.0
Prepaid expenses	(0.2)	(0.1)
Deposits	0.0	0.4
Other assets	-	(0.0)
Operating liabilities increase (decrease)		
Accrued expenses	(2.4)	(1.3)
Deposits	247.2	15.0
Rental received in advance	-	0.1
Rental deposit for properties for sale	456.9	-
Deposit for properties for sale rental	(6.4)	(0.5)
Other liabilities	0.0	(0.0)
Cash provided by operating activities before income tax	49.9	330.2
Income tax paid	(9.1)	(14.9)
Proceeds from withholding tax recoverable	0.7	-
Net cash provided by operating activities	41.5	315.3
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of available-for-sale securities	(1,716.2)	-
Proceeds from disposal of available-for-sale securities	1,665.3	-
Purchase of equipment	(0.0)	(0.0)
Net cash used in investing activities	(50.9)	(0.0)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for loan from the parent company	(854.5)	(400.0)
Net cash used in financing activities	(854.5)	(400.0)
Net decrease in cash and cash equivalent items	(863.9)	(84.7)
Cash and cash equivalent items as at January 1,	869.1	344.2
Cash and cash equivalent items as at September 30,	5.2	259.5

4.12 The results of operation by domestic and foreign operations

The results of operations for the quarters and the nine-month periods ended September 30, 2009 and 2008 are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2009

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	13,881.0	2,076.1	(643.1)	15,314.0
Interest expenses	(2,770.2)	(1,080.8)	643.1	(3,207.9)
Net interest income	11,110.8	995.3	-	12,106.1
Non-interest income	6,536.8	288.9	-	6,825.7
Non-interest expenses	(10,072.1)	(1,349.9)	-	(11,422.0)
Income before income tax	7,575.5	(65.7)	-	7,509.8

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2008

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	18,299.5	3,816.5	(1,692.6)	20,423.4
Interest expenses	(5,916.9)	(2,687.6)	1,692.6	(6,911.9)
Net interest income	12,382.6	1,128.9	-	13,511.5
Non-interest income	3,131.9	399.0	-	3,530.9
Non-interest expenses	(9,479.1)	(1,247.7)	-	(10,726.8)
Income before income tax	6,035.4	280.2	-	6,315.6

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2009

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	45,227.3	7,087.7	(2,588.1)	49,726.9
Interest expenses	(11,198.6)	(4,131.9)	2,588.1	(12,742.4)
Net interest income	34,028.7	2,955.8	-	36,984.5
Non-interest income	18,798.1	946.3	(0.1)	19,744.3
Non-interest expenses	(29,849.9)	(4,957.6)	0.1	(34,807.4)
Income before income tax	22,976.9	(1,055.5)	-	21,921.4

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2008

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	53,543.5	11,739.5	(5,517.4)	59,765.6
Interest expenses	(17,302.6)	(8,554.5)	5,517.4	(20,339.7)
Net interest income	36,240.9	3,185.0	-	39,425.9
Non-interest income	14,558.9	1,275.0	(0.1)	15,833.8
Non-interest expenses	(28,987.0)	(3,882.4)	0.1	(32,869.3)
Income before income tax	21,812.8	577.6	-	22,390.4

Million Baht

SEPARATE FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2009

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	13,905.8	1,905.2	(642.3)	15,168.7
Interest expenses	(2,773.2)	(993.8)	642.3	(3,124.7)
Net interest income	11,132.6	911.4	-	12,044.0
Non-interest income	6,117.0	269.5	-	6,386.5
Non-interest expenses	(9,805.2)	(1,266.4)	-	(11,071.6)
Income before income tax	7,444.4	(85.5)	-	7,358.9

Million Baht

SEPARATE FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2008

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	18,331.8	3,556.8	(1,663.9)	20,224.7
Interest expenses	(5,918.6)	(2,537.8)	1,663.9	(6,792.5)
Net interest income	12,413.2	1,019.0	-	13,432.2
Non-interest income	2,872.6	369.9	-	3,242.5
Non-interest expenses	(9,270.3)	(1,209.6)	-	(10,479.9)
Income before income tax	6,015.5	179.3	-	6,194.8

Million Baht

	SEPARATE FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2009			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	45,465.4	6,531.1	(2,579.9)	49,416.6
Interest expenses	(11,206.7)	(3,837.0)	2,579.9	(12,463.8)
Net interest income	34,258.7	2,694.1	-	36,952.8
Non-interest income	17,587.2	882.0	(0.1)	18,469.1
Non-interest expenses	(29,140.5)	(4,747.4)	0.1	(33,887.8)
Income before income tax	22,705.4	(1,171.3)	-	21,534.1

Million Baht

	SEPARATE FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2008			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	53,732.4	10,935.8	(5,429.7)	59,238.5
Interest expenses	(17,309.2)	(8,073.2)	5,429.7	(19,952.7)
Net interest income	36,423.2	2,862.6	-	39,285.8
Non-interest income	13,616.0	1,192.8	(0.1)	14,808.7
Non-interest expenses	(28,310.0)	(3,646.0)	0.1	(31,955.9)
Income before income tax	21,729.2	409.4	-	22,138.6

The basis for the determination of income and expenses charge between the branches and head office or between the branches is established by the head office, which is closed to the funding cost.

4.13 Reclassifications of Accounts

The financial statements presented herewith for comparison, had been reclassified to conform to the classifications applied in the financial statements for the nine-month period ended September 30, 2009 as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	Previous classification	Current classification	Previous classification	Current classification
BALANCE SHEET				
AS AT DECEMBER 31, 2008				
Unrealized gains on investments	11,304.1	5,886.7	11,279.5	5,866.7
Unrealized losses on investments	(5,417.4)	-	(5,412.8)	-
STATEMENTS OF CASH FLOWS				
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2008				
Net income	14,975.1	-	14,857.4	-
Income before income tax	-	22,390.4	-	22,138.5
Items to reconcile income before income tax to cash received (paid) from operating activities				
Interest and dividend income	-	(59,765.5)	-	(59,238.5)
Interest expenses	-	20,339.7	-	19,952.8
Proceeds from interest and dividend income	-	60,879.6	-	60,356.4
Interest expenses paid	-	(23,781.1)	-	(23,417.9)
Increase in accrued interest receivable and dividend income	1,114.1	-	1,117.9	-
Decrease in accrued interest payable	(3,441.4)	-	(3,465.1)	-
Increase in other accrued expenses	(1,545.6)	1,039.0	(1,487.1)	997.6
Minority interest in net income of subsidiaries	67.7	-	-	-
Decrease (increase) in operating assets				
Other assets	(4,390.7)	(4,375.8)	(4,130.4)	(4,130.4)
Income tax paid	-	(9,947.1)	-	(9,765.8)

4.14 Approval of the financial statements

On November 12, 2009, the Audit Committee and the Board of Executive Directors have authorized for issue these financial statements.